UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #2

☑

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______________

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

Commission File Number:

________________

FOCUS VENTURES LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

David Cass, President

Tel:  604-688-5288, Fax:  604-682-1514

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:           Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ☐     No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐   Accelerated filer  ☐  Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☐

by the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☐

GLOSSARY OF TECHNICAL TERMS

In this Registration Statement, the following technical terms have the following meanings:

Apatite

A group of calcium - phosphate minerals.

Arsenopyrite

A sulfide of arsenic and iron.

Assay

An analysis to determine the presence, absence or quantity of one or more elemental components.

Au

The elemental symbol for gold.

Calcareous

A rock which is comprised predominantly of calcium carbonate.

Chalcopyrite

A sulfide of copper and iron.

Cm

Centimeter.

Concession

A concession provides the holder with the exclusive right to undertake a specific mining activity within a determined area.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade to warrant further exploration and/or development expenditures.

Development

Preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.

Diatomite

Naturally occurring fossilized remains of single-celled aquatic algae (also known as diatomaceous earth).

Exploration

The prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.

Faulting

The process that produces a fracture in a rock along which there has been displacement of the two sides relative to one another parallel to the fracture.

Feldspar

A group of minerals primarily used in industrial applications for their alumina (synthetically produced aluminum oxide) and alkali content.

g/cm3

Grams per cubic centimeter.

Hectare

An area totaling 10,000 square metres.

Hornfels

A fine-grained metamorphic rock composed of quartz, feldspar, mica, and other minerals, formed by the action of intrusive rock upon sedimentary rock, especially shale.

Intrusive

A rock mass formed below earth’s surface from magma which has intruded into a pre-existing rock mass.

IP

Induced polarization.

Mineralization

Minerals of value occurring in rocks.

Ooliths

Spherical grains composed of concentric layers, most commonly composed of calcium carbonate (calcite or aragonite), but can be composed of phosphate, dolomite or iron.

Outcrop

An exposure of rock at the earth’s surface.

Pelitic

Sedimentary rock composed of fine fragments, such as clay or mud.

Phosphate / P2O5

A salt or compound that has phosphorus in it and that is used especially in products (called fertilizers) that help plants grow.

Porphyry

A rock formed from the solidification of molten rock material, consisting of large-grained crystals.

Pyrite

Iron sulfide usually found associated with other sulfides or oxides in quartz veins and sedimentary rock.

Pyrrhotite

A sulfide of iron with a variable iron content.

Quartz

An oxide of silicon and a common rock-forming mineral that is frequently a dominant constituent of veins, especially those containing gold and silver mineralization.

Sedimentary rocks

Types of rock formed by the deposit of material at the earth’s surface and within bodies of water.

Sill

An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stibnite

A sulfide of antimony which is the primary source of antimony (a brittle metal with a flaky, crystalline texture used in semiconductors, batteries, antifriction alloys, cable sheathing, flame-proofing compounds, paints, ceramics, glass, and pottery).

Sulfide

A mineral compound characterized by the linkage of sulfur with a metal or semi-metal.

Supergene

A mineral deposit or enrichment formed near the surface, commonly by descending solutions.

Tonne

A metric tonne, 1000 kilograms or 2,204.6 pounds.

Tuffaceous

Sediments of which greater than 50% are rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking statements” which represent expectations or beliefs of Focus Ventures Ltd. (the “Company”) about future events.  These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words.  Forward-looking statements relate to, among other things, the interpretation of results from completed exploration programs and planned exploration (including drilling) programs, as well as the Company’s intention to raise additional funds.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3.D of this Registration Statement under the heading “Risk Factors”, and elsewhere in this Registration Statement.  Some of these risks and assumptions include:

•

The Company may not be able to continue as a going concern;

•

The Company cannot provide assurance that it currently holds or will successfully acquire commercially mineable mineral rights;

•

The Company has no mineral properties in production or under development and even if the development of any of its properties is found to be economically feasible, the Company will be subject to all of the risks associated with establishing new mining operations;

•

Exploration programs and mining are inherently risky and subject to conditions or events beyond the Company’s control;

•

The Company requires further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that the Company has obtained, could adversely affect its business;

•

The Company may face equipment shortages, access restrictions and lack of infrastructure;

•

Mining operations and exploration activities are subject to various federal, state and local laws and regulations;

•

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations;

•

Land reclamation requirements for the Company's exploration properties may be burdensome;

•

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations;

•

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), as well as the anti-bribery laws of the nations in which the Company conducts business, could subject it to penalties and other adverse consequences;

•

Title to mineral properties is not guaranteed and could result in future claims against the Company;

•

The Company may be subject to changing political and regulatory environments, which could adversely affect its business, results of operations and financial condition;

•

The Company is subject to currency exchange rate risk;

•

The Company’s interactions with local communities may adversely affect its ability to conduct exploration or development activities on its properties;

•

The Company may be adversely affected by commodity prices;

•

The Company’s financial position and its ability to finance obtain future financings may be adversely affected by fluctuations in securities markets;

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•

The Company may not be able to compete with current and potential exploration companies;

•

If the Company is unable to retain key members of management, the Company’s business might be harmed; and

•

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

The Company’s forward-looking statements contained in this Registration Statement are made as of the respective dates set forth in this Registration Statement.  Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made.  The Company does not intend to update these forward-looking statements except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.  You should carefully review the cautionary statements and risk factors contained in this Registration Statement.

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PART I

Item 1  -  Identity of Directors, Senior Management and Advisers.

A.

Directors and Senior Management.

The directors and senior management of the Company are as follows:

Name	Position(s) held
Simon Ridgway	Director, Chairman and Chief Executive Officer
David Cass	Director and President
Ralph Rushton	Director and Vice-President, Corporate Development
Mario Szotlender	Director
Tim Osler	Director
Kevin Bales	Chief Financial Officer

The business address of each of the above-noted persons is 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6.

B.

Advisers.

Not applicable.

C.

Auditors.

The Company’s auditor for the past three fiscal years is BDO Canada LLP (“BDO”), Chartered Accountants, of 925 West Georgia Street, Suite 600, Vancouver, BC  V6C 3L2.  BDO is a member of the Institute of Chartered Accountants of British Columbia and is registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board.

Item 2  -  Offer Statistics and Expected Timetable.

Not applicable.

Item 3  -  Key Information.

A.

Selected Financial Data.

The following table sets forth selected consolidated financial data for the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the fiscal years ended November 30, 2014, 2013, 2012 and 2011.  The Company’s transition date to IFRS was December 1, 2010.  The financial data for dates and periods prior to December 1, 2010 were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and have not been restated.  The Company’s consolidated financial statements as at and for the years ended November 30, 2014, 2013, 2012 and 2011 (the “Financial Statements”) have been audited by BDO, and are reported in Canadian dollars.

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The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”, and in conjunction with the Financial Statements and the Notes thereto contained elsewhere in this Registration Statement.  The Company’s fiscal period ends on November 30 of each year.

The following are summaries of certain selected financial information as at and for the fiscal years ended November 30, 2014, 2013, 2012 and 2011.

	11/30/14 ($)	11/30/13 ($)	11/30/12 ($)	11/30/11 ($)
Working Capital	436,096	1,296,628	2,960,911	556,377
Exploration and Evaluation Assets (Mineral Properties)	1,541,532	438,378	470,196	216,644
Long Term Debt	-	-	-	-
Shareholders’ Equity	2,114,228	1,848,083	3,517,930	828,274
Total Assets	2,432,402	2,136,903	3,755,669	1,202,598

Revenue	-	-	-	-
Net Income (Loss)	(5,114,769)	(3,166,231)	(136,908)	(2,671,664)
Income (Loss) Per Share – basic and diluted	(0.08)	(0.08)	(0.00)	(0.09)
Comprehensive Income (Loss)	(5,114,769)	(3,166,231)	(136,908)	(2,671,664)
Dividends Per Share	-	-	-	-
Weighted Average Number of Shares	64,595,292	40,182,403	36,973,919	29,313,746

The above table does not include information for the fiscal year ended November 30, 2010 as the financial statements for that year were prepared in accordance with Canadian GAAP.  Selected financial data for such year cannot be provided on a restated basis without unreasonable effort or expense.

Exchange Rate Information

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  References in this document to “$” and “CDN$” refer to Canadian dollars, unless otherwise specified; and references to “US$” refer to U.S. dollars.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended November 30.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on April 3, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board, for the conversion of United States dollars into Canadian dollars was US$1.00 = CDN$1.2400.

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	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended March 31, 2015	1.2803	1.2439
Month ended February 28, 2015	1.2635	1.2401
Month ended January 31, 2015	1.2716	1.1725
Month ended December 31, 2014	1.1644	1.1343
Month ended November 30, 2014	1.1426	1.1236
Month ended October 31, 2014	1.1291	1.1135

Average
Fiscal year ended November 30, 2014	1.1003
Fiscal year ended November 30, 2013	1.0290
Fiscal year ended November 30, 2012	1.0010
Fiscal year ended November 30, 2011	0.9845
Fiscal year ended November 30, 2010	1.0390

The exchange rates set forth above are as set forth in the H.10 statistical release of the Federal Reserve Board.

B.

Capitalization and Indebtedness.

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”).  As at April 3, 2015, there were 77,888,554 Common Shares, 5,280,000 stock options, and 2,927,741 Common Share purchase warrants issued and outstanding.  See Item 10.A, “Additional Information - Share Capital” for details of the Company’s outstanding securities.

As at April 3, 2015, the Company had corporate borrowings in the amount of the Loan (as hereafter defined), of which US$3.5 million is long term indebtedness.  The Loan is secured against the Company’s interest in the Bayovar 12 Project.

C.

Reasons for the Offer and Use of Proceeds.

Not applicable.

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D.

Risk Factors.

An investment in the Common Shares is highly speculative and involves a high degree of risk due to the nature of the Company’s business and the present early stage of the exploration of its mineral properties.  The following risk factors, as well as risks not currently known to the Company, could materially and adversely affect the Company’s future business, operations, financial condition and prospects, which could cause purchasers of Common Shares to lose part or all of their investment.  Before deciding to invest in any Common Shares, investors should carefully consider the risk factors described below.

The Company may not be able to continue as a going concern.

The Company currently does not have any revenue-generating operations and has accumulated losses of $26,629,124 from inception to November 30, 2014.  There is no guarantee that the Company will succeed in placing any of its properties into production in the near future, if at all, and the Company expects continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis.  The Company will periodically have to raise additional financing, either through equity or debt, in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  The Company’s ability to continue as a going concern is thus substantially in doubt and is dependent upon, among other things, the Company establishing mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis.

There can be no assurance that the Company will be successful in securing financings on favorable terms in the future.  Failure to obtain necessary financing at the time required may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, or the loss of one or more of its property interests, and could ultimately cause the Company to cease operations.  Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities.

Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.  The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The Company cannot provide assurance that it currently holds or will successfully acquire commercially mineable mineral rights.

All of the Company’s properties currently are at the exploration stage.  Exploration and development of mineral properties involves significant financial risks.  Most exploration projects do not result in the discovery of commercially mineable deposits, and no assurance can be given that any anticipated level of recovery of mineral reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) reserve body which can be legally and economically exploited.  The Company may never discover reserves in commercially exploitable quantities at its properties at all.

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Major expenses will be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting using such processes.  The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental management and protection; and gold prices, which are highly volatile.  Development projects are also subject to the successful completion of preliminary economic assessments, prefeasibility and feasibility studies, issuance of necessary governmental permits and availability of adequate financing.  It will take several years from the initial phases of exploration until production is possible, if at all.  During this time, the economic feasibility of production may change. Estimates of mineral reserves, mineral resources, mineral deposits and production costs are merely estimates that may be incorrect when made and can be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations, work interruptions and fluctuations in commodity prices.

If current exploration programs do not result in the discovery of mineral reserves, the Company may need to write-off part or all of its investment in existing exploration stage properties.  Any such write-offs will adversely affect the Company’s business, financial condition and results of operations.

The Company has no mineral properties in production or under development and even if the development of any of its properties is found to be economically feasible, the Company will be subject to all of the risks associated with establishing new mining operations.

The Company does not currently have mineral properties under development.  Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  The development of the Company’s properties will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure.

Even if the future development of any of the Company’s properties is found to be economically feasible, and the development of which is approved by the board of directors (the “Board”), such development will require the construction and operation of mines, processing plants and related infrastructure.  As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

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●	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;
●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
●	the availability and cost of appropriate smelting and refining arrangements;
●	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
●	the availability of funds to finance construction and development activities;
●	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of developing the Company’s projects may be greater than anticipated because of inadequate road access, inadequate water and power supply and other support infrastructure issues.  Cost estimates may increase as more detailed engineering work is completed on a project.  It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up.  Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Exploration programs and mining are inherently risky and subject to conditions or events beyond the Company’s control.

Management of the Company has experience in the exploration and development of mineral properties.  The Company has also previously relied on, and may continue to rely on, consultants and others for its exploration and operating expertise.  Even with such expertise, the exploration, development and operation of a mine or mine property are inherently dangerous and involve many risks that experience, knowledge and careful evaluation may not be able to overcome, including:

●	unusual or unexpected geological formations;
●	metallurgical and other processing problems;
●	metal losses;
●	environmental hazards;
●	power outages;
●	labour disruptions;
●	industrial accidents;
●	periodic interruptions due to inclement or hazardous weather conditions;
●	flooding, explosions, fire, rockbursts, cave-ins and landslides;
●	mechanical equipment and facility performance problems;
●	avalanches; and
●	the availability of materials and equipment.

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These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in exploration or mining, increased exploration and production costs, asset write downs, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company requires further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that the Company has obtained, could adversely affect its business.

The Company’s current and anticipated future operations, including further exploration, development and commencement of production on its mineral properties, require permits from various governmental authorities.  Obtaining or renewing governmental permits is a complex and time-consuming process.  Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents may evolve rapidly.  The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control.  Shortages of personnel in various levels of government could result in delays or inefficiencies.  Backlog within permitting agencies affected by the number of other large-scale projects currently in a more advanced stage of development could slow down the review process and adversely affect the permitting timeline of the Company's projects.  Negative public and stakeholder opinion is another factor that could affect the permitting timeline.  As well, the specific permitting requirements that will ultimately apply to any project are difficult to correctly assess at the exploration and development stage.  In addition, the Company’s future development plans may require it to obtain the necessary surface rights from the owners of such rights in order to complete the development of its projects.

The Company cannot provide assurance that all rights and permits that it requires for its operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all.  Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has obtained, would adversely affect its business.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted.  A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities.  Certain equipment may not be immediately available, or may require long lead time orders.  A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

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Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure.  Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labor and other infrastructure are important determinants that affect capital and operating costs.  The availability of such infrastructure is subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company’s control.  The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining.  No assurances can be provided that the Company will be able to secure these rights on favorable terms, or at all.  Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

Mining operations and exploration activities are subject to various federal, state and local laws and regulations.

The mineral projects in which the Company has an interest are located in Peru. The Company’s operations and exploration activities in this jurisdiction are subject to extensive federal, state, and local laws and regulations governing various matters, including:

•

environmental protection;

•

expropriations of property;

•

restrictions on production;

•

exploration and development of mines, production and post-closure reclamation;

•

management and use of toxic substances and explosives;

•

management of tailings and other wastes;

•

mine constructions;

•

management of natural resources and land;

•

import and export controls;

•

price controls;

•

royalties and taxation;

•

restrictions on repatriation of profits;

•

labour standards and occupational health and safety; and

•

historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. It is possible that future laws and regulations, amendments to existing laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of the Company’s properties.

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The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities.  There can be no assurance that future changes to environmental legislation will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally.  These hazards, as well as any pollution caused by the Company’s mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. Such laws are continually changing and, in general, are becoming more onerous.  Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Land reclamation requirements for the Company's exploration properties may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.  Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish predisturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs.  The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required.  Therefore, the amount that the Company is required to spend may be materially higher than its estimates.  Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on the Company's financial performance, financial condition and results of operations.

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The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit.  The Company’s current and future operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.  The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify.  Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time.  Defense and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees.  There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company’s financial position and results of operations.

Failure to comply with the FCPA, as well as the anti-bribery laws of the nations in which the Company conducts business, could subject it to penalties and other adverse consequences.

The Company’s business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all of the Company’s presently held interests are located in Peru, there is a risk of potential FCPA violations.  In addition, the Company is subject to the anti-bribery laws of Peru and of any other nations in which it conducts business in the future.  The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA or other anti-bribery laws for which the Company may be held responsible.  If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Title to mineral properties is not guaranteed and could result in future claims against the Company.

The Company cannot provide assurance that title to its properties will not be challenged.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or native land claims.  The Company may not have, or may not be able to obtain, all necessary surface rights to develop a mineral property.  Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained a secure claim to individual mining properties may be severely constrained.  The Company’s practice of obtaining industry standard title reports with respect to its properties should not be construed as a guarantee of title.  A successful claim contesting the Company’s title to a property could cause it to lose its rights to explore and, if warranted, develop that property or undertake or continue production thereon.  This could also result in a lack of compensation for the Company's prior expenditures relating to such property.

- 10 -

The Company may be subject to changing political and regulatory environments, which could adversely affect its business, results of operations and financial condition.

The Company is currently operating in countries that have relatively stable political and regulatory environments.  However, changing political aspects may affect the regulatory environments in which the Company operates and no assurances can be given that the Company’s plans and operations will not be adversely affected by future developments.  The Company’s property interests and proposed exploration activities in emerging nations are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.  The occurrence of any such events, or changes to the laws and regulations governing such events, could have an adverse effect on the Company’s ability to explore or develop any of its properties and thus, its business, results of operations and financial condition.

The Company is subject to currency exchange rate risk.

The Company’s equity financings are sourced in Canadian dollars but the majority of its expenditures are incurred in Peruvian Soles and U.S. dollars.  At this time the Company does not hedge against exchange rate fluctuations. Therefore, a weakening of the Canadian dollar against the Peruvian Sole or U.S. dollar could have an adverse impact on the Company’s financial condition and thus, on the amount of exploration conducted.

The Company’s interactions with local communities may adversely affect its ability to conduct exploration or development activities on its properties.

The activities of the Company may be subject to negotiations with the local communities on or nearby its mineral properties for access to facilitate the completion of geological studies and exploration work programs.  The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such certain groups or individuals within the community.

The Company may be adversely affected by commodity prices.

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered.  Commodity prices have historically fluctuated widely over short periods of time and are affected by numerous factors beyond the Company’s control, including domestic and international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors on the exploration and development of the Company’s properties and the ability of the Company to enter into contracts and raise additional funds through debt or equity financings cannot accurately be predicted.

- 11 -

Generally, however, significant or continued reductions or volatility in commodity prices may adversely affect the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues, profits or losses.

The Company’s financial position and its ability to obtain future financings may be adversely affected by fluctuations in securities markets.

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects.  Further exploration and development of one or more of the Company’s projects will be dependent upon the Company’s ability to obtain financing through equity or debt or other means.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects.  There can be no assurance that these kinds of share price fluctuations will not occur in the future.  If such fluctuations do occur, they may negatively impact the Company’s ability to raise additional funds through equity or debt.

The Company may not be able to compete with current and potential exploration companies.

The mineral exploration and mining industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater capitalization, financial resources, operational experience and technical facilities than itself or which are further advanced in their development, significantly larger or in possession of greater mineral reserves, for the acquisition of mineral claims, leases and other interests as well as for the recruitment and retention of qualified employees.  The Company’s competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company can.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties.  Competition could adversely affect the Company’s ability to acquire suitable new properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.  The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on its business, results of operations or financial condition.

Additional equity financings may dilute the ownership interests of existing shareholders.

The Company will require additional financings to continue its exploration and development activities and to repay the Loan (as hereafter defined).  If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders of the Company and reduce the value of their investment.  Such dilution may discourage ownership of the Company’s Common Shares or hinder the Company’s ability to raise additional funds through equity in the future.

- 12 -

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: Simon Ridgway, Chairman and Chief Executive Officer and a director of the Company; Kevin Bales, Chief Financial Officer; David Cass, President and a director of the Company; and Ralph Rushton, Vice-President, Corporate Development and a director of the Company.  Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all.  The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with several other natural resource companies that acquire interests in mineral properties.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the Board, any director in a conflict must disclose his interest and abstain from voting of such matter.  Such associations may give rise to conflicts of interest from time to time.  As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

The Company believes that it may be a "passive foreign investment company" for the current taxable year which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it may have been classified as a passive foreign investment company (“PFIC”) for the taxable year ending November 30, 2014, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under “Taxation—U.S. Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election, which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

U.S. Holders are urged to consult their own tax advisers as to whether the Company may be treated as a PFIC and the tax consequences thereof.

- 13 -

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company is incorporated under the laws of the Province of British Columbia, Canada.  Most of its directors and officers reside in Canada.  Because all or a substantial portion of the assets of the Company and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws.  There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

Item 4  -  Information on the Company.

A.

History and Development of the Company.

Corporate Overview

The Company was incorporated as Orinoco Gold Inc. pursuant to the Company Act (British Columbia) on April 30, 1993, and changed its name to Active Assets & Associates Inc. on September 16, 1999.  Effective May 16, 2002, the Company consolidated its share capital on the basis of one new Common Share for every ten existing Common Shares and changed the Company’s name to Focus Ventures Ltd.

The Company is currently organized pursuant to the Business Corporations Act (British Columbia) (“BCBCA”) which replaced the Company Act (British Columbia) in 2004.  The Company’s registered and head offices are located at 200 Burrard Street, Suite 650, Vancouver, BC, V6C 3L6, and its telephone number at such address is 604-688-5288.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on September 24, 1996 and currently trades on the TSXV under the symbol “FCV”.

Material Events in the Development of the Business

The Company was initially engaged in the acquisition and exploration of mineral resource properties, and commenced exploration work on two properties in the Yukon Territory, Canada in 1995.  In September 1996, the Company’s Common Shares were listed on the Vancouver Stock Exchange (now called the TSXV), and in early 1997, it conducted an exploration program on a property located in Honduras, Central America.  The Company subsequently disposed of its mineral property interests and in 1999, changed its business to e-commerce in order to commence development of an international business to business, online auction hub for the sale of industrial equipment and excess assets.  In 2000, the Company discontinued the development of its internet auction website in view of unfavourable market conditions, lack of funds and the failure of the contracted internet auction site developer to perform.

- 14 -

In order to revert back to mineral exploration, the Company changed its business focus to natural resources in 2002 with the aim of acquiring and exploring mineral properties.  The Company, however, remained dormant with minimal cash resources and no business activity for several years.  On April 21, 2008, with the consent of the Company, the SEC issued an order revoking the registration statement of the Company’s Common Shares under section 12(j) of the U.S. Exchange Act.  The Company consented to this administrative procedure as the Company was dormant at that time.  The Company’s Common Shares continued to trade publicly on the TSXV; however, broker-dealers in the United States were not permitted to effect transactions in U.S. markets.  This Registration Statement became effective on March 10, 2015, thereby resulting in the removal of the restrictions on U.S. broker-dealers caused by the section 12(j) order, so that trading of the Company’s Common Shares in U.S. markets may resume.

In 2009, the Company re-activated, acquiring a mineral property interest in Peru and raising funds to carry out exploration work on the property.  Since 2009, the Company has held interests in several mineral properties located in Mexico, Peru and Colombia, and has focused its acquisition and exploration activities on properties hosting phosphate mineralization in addition to properties containing precious and base metals.

Three-Year History

In 2012, the Company acquired an interest in the Aurora porphyry copper-molybdenum property in Peru.  The Company also entered into option and strategic alliance agreements on phosphate mineral concessions in Colombia, and acquired by staking and by option several phosphate concessions in Peru.  After completing exploration programs on each of its gold/silver properties in Mexico, the Company relinquished all interests in its Mexican properties in 2013.  In late 2013, the Company acquired an option to acquire a 70% interest in the Bayovar 12 phosphate project located in Peru (the “Bayovar 12 Project”).

In September 2014, the Company relinquished its property option agreements in Colombia.  In November 2014, the Company decided to terminate an option agreement involving a portion of its Quebranta Project (as defined below) in Peru.

In March 2015, the Company signed agreements whereby the Company’s option to acquire an interest in the Bayovar 12 Project was terminated and the Company agreed to purchase outright a 70% interest in the Bayovar 12 Project in consideration of a cash payment of US$4,000,000.  The closing of this acquisition took place on March 26, 2015.  See Item 4.D, “Information on the Company – Property, Plants and Equipment – Material Property – Bayovar 12 Project” for further information on these agreements.

In order to raise funds to cover the purchase price of the 70% interest in the Bayovar 12 Project and for general working capital, the Company entered into a credit agreement (the “Credit Agreement”) whereby lenders (the “Lenders”) led by Sprott Resource Lending Partnership lent US$5,000,000 (the “Loan”) to the Company.  The closing of the Loan took place on March 26, 2015.  Key terms of the Loan are:

•

an interest rate of 12% per annum and a maturity date of September 30, 2016;

•

the loan is repayable prior to maturity, in full or in part, at the option of the Company, provided a minimum of six months of interest has been paid;

•

the Lenders received a structuring fee of US$75,000 cash, and a drawdown fee equal to 3.5% of the amount drawn paid by the issuance of 1,018,554 Common Shares to the Lenders; and

•

the Company must complete within 90 days of the closing of the Loan an equity financing to raise net proceeds of at least US$1,500,000 which will be used to prepay a portion of the Loan.

- 15 -

In order to provide the Company with additional funds for ongoing operations, the Company has agreed, subject to TSXV approval, to sell (the “Proposed Royalty Sale”) to a subsidiary of Radius Gold Inc. (“Radius”) for US$1,000,000 a royalty on future phosphate production from the Bayovar 12 Project equal to 2% of the Company’s 70% interest in the Bayovar 12 Project.  The Company and Radius have two common directors.

See Item 4.D, “Information on the Company – Property, Plants and Equipment”, below for further information on the Company’s properties and for a description of the legal framework for conducting mining in Peru, including royalties, taxes and environmental regulations.

B.

Business Overview.

The Company is primarily engaged in the acquisition and exploration of quality phosphate projects in Latin America, where the Company believes the discovery and advancement of new deposits is becoming increasingly important given the growing demand and limited supply of phosphate for fertilizer production.  The Company presently holds interests in the following properties (all as defined below) in Peru:

Phosphate Properties:	Bayovar 12 Project Machay Project Quebranta Project

Copper/Molybdenum Property:	Aurora Project

Gold Property:	Katenwill Project

The Company considers the Bayovar 12 Project to be its only material property and the Company currently intends to focus its resources on exploration and development of this Project.

See Item 4.D, “Information on the Company – Property, Plants and Equipment”, below, and Note 6 to the Financial Statements for the year ended November 30, 2014 for more detailed information.

The Company is in the exploration stage and its properties do not contain a known commercially viable minable deposit.  There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration is required before a final evaluation of the economic and legal feasibility is determined.

See Item 3.D, “Key Information – Risk Factors” and Item 4.D, “Information on the Company – Property, Plants and Equipment – Legal Framework for Mining Activities in Peru” below for a description of the legal framework for conducting mining in Peru, including royalties, taxes and environmental regulations.

- 16 -

Property Acquisitions

The Company has capitalized the following acquisition costs on its mineral properties as at and during the past three fiscal years:

	Mexico	Peru	Colombia	Total
Balance, November 30, 2011	$ 57,676	$ 158,968	$ -	$ 216,644
Acquisition costs - cash	78,167	214,803	49,570	342,540
Recovery of exploration and evaluation assets costs	-	(88,988)	-	(88,988)
Balance, November 30, 2012	$ 135,843	$ 284,783	$ 49,570	$ 470,196
Acquisition costs - cash	126,561	104,025	-	230,586
Write-off of exploration and evaluation assets	(262,404)	-	-	(262,404)
Balance, November 30, 2013	$ -	$ 388,808	$ 49,570	$ 438,378
Acquisition costs - cash	-	1,276,031	-	1,276,031
Write-off of exploration and evaluation assets	-	(123,307)	(49,570)	(172,877)
Balance, November 30, 2014	$ -	$1,541,532	$ -	$1,541,532

Property Dispositions

In 2010, the Company granted to Compañia de Minas Buenaventura (“Buenaventura”) an option to acquire up to a 75% interest in the Minas Chanca claims located in Peru by spending US$3 million in exploration over a period of 3.5 years.  As of April 2012, Buenaventura had completed its expenditure commitments and vested its 75% interest.  In order to monetize the Company’s interest in the property, the Company sold its remaining 25% interest and royalty to Buenaventura for US$2.5 million in May 2012.

In May 2012, the Company sold its Santo Domingo Property in Peru to Fresnillo plc for US$1.1 million.

- 17 -

Current Plans

The Company’s exploration activities are currently focused on advancing the Bayovar 12 Project, and its plan of operations for that project for the coming 12 months include continuing its exploration and drilling programs, and completing engineering studies.  A team of three consulting engineering companies has commenced the preparation of a preliminary economic assessment (“PEA”) study for the Bayovar 12 Project, which is anticipated to be completed in July 2015.  The Company is also in discussion with several groups with knowledge of the agribusiness industry to facilitate introductions to fertilizer manufacturers across the region, with the objective of securing a strategic partner for the development of the Bayovar 12 Project.

Sustaining the Company’s planned activities over the next 12 months will be dependent on the Company completing additional financing.  See Item 5, “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Outlook” for more detailed information.

C.

Organizational Structure.

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Focus Ventures Ltd.
[British Columbia]
100%
100%
Focus (Cayman) Inc.
[Cayman Islands]
[holding company]
Minera Focus S.A.C.
[Peru]
[exploration company]
100%
Agrifos International (Cayman) Inc.
[Cayman Islands]
[holding company]
100%
Agrifos Peru S.A.C.
[Peru]
[exploration company]
70%
Juan Paulo Quay S.A.C.
[Peru]
[exploration company]

D.

Property, Plants and Equipment.

The Company owns no material plants or equipment.  The majority of equipment required to conduct exploration work on the Company’s properties is provided by contractors, such as drilling companies.

The Company holds interests in properties in Peru, as set out in the following map and more particularly described below:

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Material Property

Bayovar 12 Project

Description of Property

The Bayovar 12 Project consists of the Bayovar No. 12 mining concession which covers 12,575 hectares in the Sechura Province, Piura Region of northwestern Peru, approximately 950 kilometres north of the Peruvian capital of Lima, 90 kilometres southwest of the city of Piura and 65 kilometres south of the town of Sechura.  It is accessible year round via a series of multi-lane sealed roads and highways, and is a 40 kilometre drive to marine port facilities located on Sechura Bay.

The property shows potential to host a large sedimentary phosphate deposit.  The Bayovar district is situated in the Sechura Desert, a north-trending basin approximately 22,000 square kilometres in area comprising Miocene-aged sedimentary rocks.  Phosphate was discovered in the 1950s during drilling for petroleum.  The phosphate occurs as beds of pelletal phosphate within the Zapallal Formation, a thick sequence of diatomite, phosphate and sandstone.  The phosphate beds are remarkably regular in P2O5 content over long distances, a typical characteristic of marine phosphate deposits.

The Pan-American Highway crosses the claim at its eastern end, and an easement for power transmission lines transects the Bayovar 12 Project at its northern end.  Water can be sourced from surface water and from the nearby Sechura Bay.  A location map for the Bayovar 12 Project is set out below:

LEGEND
Bayovar 12 Concession
Pan-American Highway
Primary Road
Secondary Road
Bayovar Port
REFERENCE
DATUM: WGS84 PROJECTION: UTM ZONE 17S
25
0
25
50
Kilometers
SCALE 1:1,000,000
METRES
PROJECT
FOCUS VENTURES LTD.
FOCUS VENTURES LTD.
BAYOVAR 12 PHOSPHATE PROJECT
PIURA REGION, PERU
TITLE
PROJECT LOCATION MAP
Piura
BAYOVAR 12
Peru
Lima
Sources: Esri, DeLorme, USGS, NPS. Sources: Esri, USGS, NOAA
Sullana
La Huaca
Tambo Grande
Bahia de Paita
Paita
Chulucanas
Morropón
Castilla
Catacaos
Buenos Aires
Huancabamba
PIURA
Sechura
Bahia de Sechura
Peru Trench
Bayovar
Olmos
LAMBAYEQUE
Motupe
Salas
Pan-American Highway
Jayanca
Tucume
Morrope
Mochumi
Ferreñafe
Lambayeque
Picsi
Chiclayo
Pimentel
Monsefú
Eten
Saña
Pacific Ocean
National Geographic, Esri, DeLorme, NAVTEQ, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, iPC
374964
424964
474964
524964
574964
624964
674964

- 19 -

The Company is responsible for keeping the Bayovar 12 Project in good standing by paying taxes of US$37,725 in June of each year, and annual royalty and surface lease payments to the government and local community totalling US$104,640.

To March 31, 2015, the Company has incurred approximately US$3,509,000 in acquisition, concession maintenance and exploration costs on the Bayovar 12 Project.  See below for a description of costs to be incurred in connection with the Company’s potential acquisition of the JPQ Interest (as defined below).The Bayovar 12 Project is without known mineral reserves and the Company’s proposed work programs thereon are exploratory in nature.

Agreement Terms

Pursuant to an agreement (the “Bayovar 12 Option Agreement”) dated January 7, 2014 among the Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos”), Juan Paulo Quay S.A.C. (“JPQ”), and the shareholders of JPQ, Trabajos Maritimos S.A. and Inca Terminals & Mining Inc. (together the “Vendors”), Agrifos had the option to acquire a 70% interest in the issued share capital of JPQ (the “JPQ Interest”), the titleholder of the Bayovar 12 Project.

As part of the requirements to keep the Bayovar 12 Option Agreement in good standing, Agrifos spent a minimum of US$1 million on exploration and drilling of the Bayovar 12 Project, and paid US$1.0 million to the Vendors.

On March 5, 2015, Agrifos entered into two purchase agreements with the Vendors (the “Bayovar 12 Purchase Agreements”) whereby Agrifos paid to the Vendors an aggregate of US$4.0 million to acquire the JPQ Interest, and thereby cancelled the Bayovar 12 Option Agreement.  The terms of both of the Bayovar 12 Purchase Agreements are as follows:

a)

Agrifos has committed to spending a minimum of US$14 million, with no time limitation, in development of the Bayovar 12 Project, without dilution to the Vendors’ remaining 30% interest;

b)

a portion of the US$14 million expenditure will be put towards the completion by Agrifos of a pre-feasibility study on the viability of phosphate production from the Bayovar 12 Project by December 31, 2015.  If the study is not completed by this date, Agrifos will owe a US$500,000 penalty payment to the Vendors, plus additional $500,000 penalty payments for each additional year that the study is not completed, to a maximum of US$2,000,000 in penalty payments;

c)

if after spending US$14 million and completing the pre-feasibility study, further funding is needed to determine the viability of a phosphate operation, Agrifos will make additional expenditures of up to US$4 million of which 30% will be treated as a loan to the Vendors;

d)

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40km west of the Bayovar 12 Project;

e)

the Vendors will maintain responsibility for gypsum operations on the concession until the completion of the pre-feasibility study; and

f)

Agrifos will retain a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

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Phase 1 Drill Program

During the period from March to April 2014, the Company conducted a Phase 1 drill program to target phosphate beds within the Diana Formation, a sequence of horizontally bedded diatomites and sandstones.  The program concentrated on the western portion of the Bayovar 12 Project.  A significant portion of the concession remains undrilled.

The program consisted of 20 vertical core holes totaling 2,027 metres.  Drill hole total depths ranged from 81 to 131 metres (with a mean of 101 metres).  All of the drill holes were completed to their planned total depths, and no drill holes were lost or abandoned due to technical or ground issues.  The drilling was conducted on a nominal 800 by 800 metres spaced grid covering approximately 650 hectares of the total 12,575 hectare concession.  A summary of the phosphorite bed analytical results is set out below:

Phosphorite Bed	Intercept Count	P_2O_5 (wt.%)		
		Mean	Min	Max
PH01	20	13.66	10.77	17.12
PH02	20	11.50	8.17	13.99
PH03	20	19.61	12.21	23.54
PH04	20	15.75	6.99	20.72
PH05	20	7.83	3.32	12.97
PH06	20	13.07	9.69	18.80
PH07	20	9.73	7.41	12.07
PH08	20	8.70	6.40	16.75
PH09	20	11.21	7.08	14.54
PH10	20	9.63	7.29	16.50
PH11	20	13.52	9.35	17.38
PH12	20	13.50	9.73	19.40
PH13	20	13.00	10.18	16.10
PH14	20	7.90	5.76	12.43
PH15	20	7.08	3.78	10.83
All Beds	300	11.53	3.32	23.54

Note: *Mean grades are thickness weighted*
Min = minimum value
Max = Maximum value

The Company has intercepted 15 distinct and correlatable phosphorite beds (identified as PH01 through PH15) across the concession.  The upper 13 phosphorite beds (PH01 to PH13) are Diana ore zone beds with the lower two beds (PH14 and PH15) interpreted as phosphorite beds occurring in the underlying Tuffaceous Diatomite unit.  The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession.

All 20 of the drill holes intercepted the full sequence of target phosphorite beds.  The entire sequence of 15 phosphorite beds spanned a total mean thickness of 40 metres including interburden diatomite beds.  Shallowing of the phosphate beds occurs in the eastern part of the grid, less than 26 metres below surface in some holes.  This will be an area of focus for the second phase drilling program.  Mineralization is open in all directions outside of the drill grid.  The phosphate beds comprise up to 40% apatite pellets, ooliths and fossil debris consisting of mainly fish teeth, bones and scales representing the remains of marine organisms that accumulated on the sea floor.  Flat-lying deposits such as sedimentary phosphates and other bulk commodities such as bauxite and gypsum may be amenable to precision mechanized strip mining using continuous surface miners.

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Sampling Quality Analysis and Quality Control

Logging and sampling is undertaken at site under a Quality Analysis and Quality Control (“QA/QC”) protocol developed by the Company.  Due to the friable nature of the diatomite, the core cannot be split by diamond saw or mechanical splitter, and has to be split by hand.  Once logged and sampled, the core is bagged and transported in sealed plastic drums by Company personnel to Certimin Laboratories in Lima, Peru for analysis.  Phosphorous pentoxide (P2O5) and silica are determined by gravimetric methods.  Major oxides are determined by ICP-OES.  Certimin Laboratories is a certified ISO 9001 laboratory and uses standards for phosphate and silica from the Association of Fertilizer and Phosphate Chemists.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the Company’s QA/QC program which involves the insertion by Company personnel of blind certified standards, blanks and core duplicates into the sample stream at regular intervals in order to independently assess analytical precision and accuracy of each batch of samples as they are received from the laboratory.

Phase 2 Drill Program

The Company is preparing for a Phase 2 drill program which is anticipated to consist of 40 in-fill holes.  Drill permits have been received and drilling is expected to commence during the second quarter of 2015.

David Cass, the Company’s President and a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the NI 43-101 Qualified Person responsible for the drilling programs described above.

Engineering Studies

The Company has selected three consulting engineering companies to undertake the PEA of the Bayovar 12 Project.  The three firms selected are:  Golder Associates (“Golder”), Jacobs Engineering (“Jacobs”), and M3 Engineering and Technology (“M3”).  The current PEA schedule indicates a completion date for the study of Q3 2015.

Golder will lead the PEA work in geology, mine engineering, geotechnical engineering, geohydrology, environmental and community relations studies and permitting.  Golder will qualify as the NI 43-101 Independent Qualified Person for the study areas over which they have the lead roles.  Jacobs will design the metallurgical test program and perform the testing and provide process and plant design.  Jacobs’ project team has extensive experience in phosphate beneficiation projects all over the world and, in particular, the Bayovar district of northern Peru.  M3 will provide the full range of engineering disciplines and will serve as overall study manager and as the NI 43-101 Qualified Person for the study and areas over which it has the lead role.

Bench scale metallurgical testwork by Jacobs has commenced on the Bayovar 12 Project core samples.  The work will include physical, mineralogical and metallurgical testing using material from 13 individual phosphate beds to determine the best method of processing and the quality of the resultant phosphate rock concentrate.  The concentrate samples will then be used to establish its suitability to make phosphoric acid and granular fertilizer.

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The study is being supervised by Mr. Glenn Gruber, an advisor to the Company with over 40 years’ experience in phosphate beneficiation.  The Company received in late February 2015 the following preliminary results from the bench scale metallurgical testwork:

•

All phosphate beds can be simply processed via washing and flotation - no milling or grinding is required.

•

Each bed produced a high quality phosphate concentrate averaging 29 – 30% P2O5 with low impurity levels, which means that they can be readily acidulated and converted to high analysis fertilizers such as diammonium phosphate and monoammonium phosphate.

•

All beds respond in a similar manner, resulting in a single, versatile flowsheet that will simplify both mining and beneficiation.

•

Low levels of minor compounds magnesium oxide and iron oxide, along with low MER(1) and calcium oxide/P2O5 ratios, will render the Bayovar 12 Project suitable for use in producing phosphoric acid and high analysis fertilizers such as diammonium phosphate and monoammonium phosphate.

(1)

MER = iron oxide + aluminum oxide + magnesium oxide / P2O5

The PEA will be an early stage study.  A PEA is not a pre-feasibility study or a feasibility study.  Further studies that demonstrate the economic viability of the Bayovar 12 Project must be completed, necessary permits must be obtained, a production decision must be made and financing for construction and development, including government cost sharing for infrastructure, must be arranged before a mineral property becomes economically viable.

Marketing

The Company is in discussion with several groups with knowledge of the agribusiness industry in India, Japan, South Korea, and China to facilitate introductions to fertilizer manufacturers across the region.  The Company’s objective is to secure a strategic partner for the development of the Bayovar 12 Project.

Non-Material Properties

Machay Phosphate Project

The Company owns a 100% interest in the Machay phosphate property (the “Machay Project”) which is comprised of eight granted concessions, as follows:

Concession Name	No. of Hectares	Status

Machay 8	600	Granted
Machay 9	900	Granted
Machay 10	1,000	Granted
Machay 11	500	Granted
Machay 28	300	Granted
Machay 30	100	Granted
Machay 31	200	Granted
Machay 33	100	Granted
	3,700

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The Company is responsible for keeping the Machay Project concessions in good standing by paying taxes of US$11,100 in June of each year.  No surface rights have been obtained by the Company.

To March 31, 2015, the Company has incurred approximately US$215,000 in acquisition, concession maintenance and exploration costs on the Machay Project.

The Machay Project is located in central Peru over the Aramachay Formation, a Jurassic-aged sedimentary unit that hosts phosphate mineralization.

Poor exposure has not allowed for adequate sampling on the Machay Project, and the Company has not yet undertaken any drilling on the Machay Project.  Detailed mapping of just one of the claims has identified outcrops and float of phosphate-rich calcareous sandstone that shows widths of 15-20 metres, commonly containing visible pellets of francolite (a variety of the phosphorous mineral, Apatite).  The phosphatic sandstone unit is shallowly dipping parallel to slope and could be amenable to low-cost strip mining.

The minimal agricultural activity in the area is due to the high elevation (4,100 metres).  Community relations are good and the Company is seeking a joint venture partner to conduct exploration work on the Machay Project.

David Cass, the Company’s President and a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the NI 43-101 Qualified Person responsible for the scientific and technical information regarding the Machay Project described above.

Quebranta Phosphate Project

The Company holds an interest in the Quebranta phosphate property (the “Quebranta Project”) which is located in the Ocucaje region approximately 300 kilometres south of Lima along the coastal desert and 30 kilometres from tidewater.

In 2012, the Company acquired the Quebranta Project which was comprised of 20 concessions covering 11,050 hectares.  Of these concessions, the Company held concession applications for 18 concessions covering 10,600 hectares, and held an option from a private Peruvian company to acquire two additional concessions (one granted and one application) covering a further 450 hectares.

Since 2012, certain of the Company’s directly held concession applications were granted, and the Company has let lapse applications for 13 concessions. In November 2014, the Company relinquished its option agreement on the two additional concessions.  As a result, the Quebranta Project currently covers 1,700 hectares consisting of four granted concessions and one concession application, all held 100% by the Company, as follows:

Concession Name	No. of Hectares	Status

Red Globe 1	900	Application
Red Globe 2	200	Granted
Red Globe 3	100	Granted
Red Globe 4	200	Granted
Red Globe 5	300	Granted
	1,700

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The phosphate mineralization at the Quebranta Project is of marine sedimentary origin and is hosted within a sequence of Miocene sediments (Pisco Formation) comprising predominately diatomite with tuff and mudstone intercalations.  The geological setting and stratigraphy is analogous to the Sechura region, northern Peru.  The Ocucaje region is poorly explored for phosphates although several old reports from the 1950’s and 1960’s note the presence of phosphate mineralization.

In order to keep the Quebranta Project concessions in good standing, annual taxes of US$5,100 are due in June of each year.  However, the Company intends to let the concessions lapse as it has no plans for future exploration work on the Quebranta Project.  No surface rights were obtained by the Company.

To March 31, 2015, the Company has incurred approximately US$152,000 in acquisition, concession maintenance and exploration costs on the Quebranta Project.  The Company wrote off the carrying cost of $117,823 during the 2014 fiscal year.

David Cass, the Company’s President and a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the NI 43-101 Qualified Person responsible for the scientific and technical information regarding the Quebranta Project described above.

Aurora Copper/Molybdenum Project

The Company holds an interest in the 3,500 hectare Aurora porphyry copper-molybdenum property (the “Aurora Project”) located in the Department of Cusco, Peru.  The Company owns 100% of six granted concessions covering 2,300 hectares as follows:

Concession Name	No. of Hectares	Status

Maja Linda 1	100	Granted
Maja Linda 2	100	Granted
Maja Linda 3	100	Granted
Maja Linda 4	200	Granted
Maja Linda 5	1,000	Granted
Maja Linda 6	800	Granted
	2,300

The Company also holds options on the main 400 hectare concession, plus an 800 hectare concession to the west and south, as follows:

Concession Name	No. of Hectares	Status

Aurora	400	Granted
Aurora MLQ	800	Granted
	1,200	Granted

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Pursuant to an agreement signed in 2012, and amended in June 2014 and February 2015, the Company has the option to acquire a 100% interest in the Aurora concession by making cash payments to the optionor and underlying property owner totaling US$3,885,000 by July 2019.  If the Company exercises the option, it will grant a 2.0% net smelter return royalty to the property owner with a buyout of 1% of the royalty for US$1,000,000 and the first right of purchase for the remaining 1% of the royalty.  The Company entered into another option agreement in 2012, which was amended in 2014, whereby the Company can earn a 100% interest in the adjacent Aurora MLQ concession by making cash payments to this property owner totaling US$1,040,000 by July 2019.

To March 31, 2015, the Company has paid a total of US$380,000 pursuant to these option agreements.

The Company is responsible for keeping all of the Aurora Project concessions in good standing by paying taxes of US$10,500 in June of each year.  The local peasant community has granted the Company the right to conduct exploration work on the optioned concessions for a period ending on October 1, 2015 in consideration of the payment of US$30,000 to the community.

To March 31, 2015, the Company has incurred approximately US$1,211,000 in acquisition, concession maintenance and exploration costs on the Aurora Project.

Joint Venture with Daewoo International Corporation

On October 22, 2014, the Company signed a joint venture agreement (the “Daewoo Joint Venture Agreement”) with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International can earn a 65% interest in the Aurora Project.  The Company understands that Daewoo International is Korea’s largest trading/investment company and a subsidiary of POSCO.

Under the terms of the agreement, the Company and Daewoo International will establish a joint venture company (“JVCo”) to develop and operate the Aurora Project. Upon issuance of a drill permit and associated approvals to commence the work (expected in the summer of 2015), Daewoo International will acquire 49% of the shares of JVCo for a purchase price of US$3,000,000.  These funds will be used for an initial exploration program anticipated to include 10,000 metres of drilling.  Daewoo International has the option to earn up to a 65% interest in JVCo by making additional investments into JVCo, contingent on the results of the further drilling.

Property Background

The Aurora Project is a 3,500 hectare advanced-stage porphyry copper-molybdenum exploration project located approximately 65 kilometres north of the city of Cusco, between 2,600 - 2,900 metres above sea level.  It is currently being permitted for a major drill program.  Thirteen historical drill holes, totaling 3,900 metres that were drilled over an area approximately 900 metres by 800 metres cut significant intervals of copper and molybdenum mineralization, including 190 metres @ 0.57% Cu, 0.008% Mo in DDA-1, 142 metres @ 0.5% Cu, 0.004% Mo in DDA-3, and 71.7 metres @ 0.7% Cu, 0.007% Mo in DDA-3A.

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Observations and interpretations made from the re-logging of available drillcore by the Company have been key in the understanding of the deposit’s geometry and exploration potential.  The porphyry mineralization does not outcrop apart from a small area on the northern edge of the property around drillhole ABC-6.

Drilling in 2001 and 2005 (13 holes) intercepted significant widths of copper and molybdenum hosted by multi-phase quartz-feldspar porphyries and hornfelsed slates and pelitic sandstones belonging to the Ordovician (439 - 463 ma) Sandia Formation.  Several of the shallower drillholes were terminated in intrusive rock grading +0.5% copper with grades strengthening towards the bottom of the hole.  Molybdenum-rich mineralization, characterizing the deeper parts of the sill complex, was drilled in ABC-6, which assayed 302.4 metres @ 0.082% Mo and 0.23% Cu for the length of the hole, including 84 metres @ 0.42% Cu and 0.11% Mo.

Results of the Company’s IP and Magnetic Geophysical survey support its interpretation that the Aurora mineralizing system extends well beyond the limits of the historical drilling over an area 1.5 kilometres x 2 kilometres and could contain a large porphyry copper molybdenum deposit.

A supergene enrichment profile marked by the prevalence of secondary chalcocite, is observed in many holes and accounts for the highest grade intercepts.  Definition of this enrichment profile at the Aurora Project will be an important aspect of the upcoming drill program.

David Cass, the Company’s President and a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the NI 43-101 Qualified Person responsible for the scientific and technical information regarding the Aurora Project described above.

Katenwill Gold Project

The Company owns a 100% interest in seven granted concessions (the “Katenwill Project”) covering 5,500 hectares in the Province of Carabaya, Department of Puno in the Southern Peru Slate Belt, an emerging gold district that extends south into Bolivia, as follows:

Concession Name	No. of Hectares	Status

Katenwill 1	1,000	Granted
Katenwill 2	600	Granted
Katenwill 3	200	Granted
Katenwill 4	1,000	Granted
Katenwill 5	1,000	Granted
Katenwill 6	900	Granted
Katenwill 7	800	Granted
	5,500

The Company is responsible for keeping the Katenwill Project concessions in good standing by paying taxes of US$16,500 in June of each year.  No surface rights have been obtained by the Company.

To March 31, 2015, the Company has incurred approximately US$15,000 in acquisition, concession maintenance and exploration costs on the Katenwill Project.

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Gold mineralization in the area occurs as finely banded sulphide laminations composed of pyrite, pyrrhotite, arsenopyrite, stibnite, chalcopyrite and gold hosted in a sequence of deformed slates and siltstones.  The Company is looking for a partner with respect to advancing the Katenwill Project or sale.

David Cass, the Company’s President and a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the NI 43-101 Qualified Person responsible for the scientific and technical information regarding the Katenwill Project described above.

Legal Framework for Mining Activities in Peru

General

All mining activities in Peru, with the exception of reconnaissance, prospecting, storage and commercialization, must be carried out exclusively under Peru’s concession system.  A concession provides the holder with the exclusive right to undertake a specific mining activity within a determined area.  According to the General Mining Law of Peru, there are four types of concessions:

(i)

Mining concessions which grant the right to explore and exploit mineral resources (either metallic or non-metallic).

(ii)

Processing concessions which grant the right to process and concentrate minerals and, to purify, fund and refine metals.

(iii)

General works concessions which grant the right to give auxiliary services to two or more mining concessions.

(iv)

Mining transportation concessions which grant the right to install and operate a massive transport system of mineral products provided the transportation is not conventional.

Mining concessions are granted by the Instituto Geológico Minero y Metalúrgico and processing, general works and mining transportation concessions are governed by the General Directorate of Mining of the Ministry of Energy and Mines (“MEM”).

The concession title is registered in the Public Mining Registry.  Once recorded, every act, transfer, resolution or agreement related to the concession must be registered in order to have legal effect vis-a-vis the State or third parties.

Mining concessions are granted for an unlimited period, subject to (i) the payment of an annual mining good standing fee of US$3.00 per hectare, and (ii) the achievement, by the eleventh year after the date in which the concession mining title was granted, of a target annual production equivalent to one tax unit per hectare.  A tax unit for 2014 is PEN3,800 (approximately US$1,300).

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If the annual production target is not obtained by the eleventh year, an annual mining penalty of 10% of the production target per hectare claimed shall apply until the year in which such production target is reached.  If the production target is not obtained at the end of the fifteenth year, the mining concession shall be forfeited, or else the term may be extended for five additional years if: (i) the non-achievement of the production target is caused by an event of force majeure, or (ii) a minimum annual investment in exploration works of 10% of the production target per hectare is performed.  If the target production is not obtained by the end of the final five-year term, the mining concession shall be forfeited.

Failure to pay in a timely manner either the mining good standing fee or the mining penalty for two consecutive years will result in termination of a mining concession.

Holding a mining concession does not grant title over the surface lands.  According to the General Mining Law of Peru, a mining concession is a separate and distinct property from the surface land in which it is located.  Surface lands might be owned by a private owner, the State or a peasant community, with the following requirements:

(i)

If the surface land is privately owned, use for mining activities requires prior agreement with the landowner.  If an agreement cannot be reached, the holder of a mining concession is entitled to apply to the MEM for a legal mining easement over the surface lands.

(ii)

If the surface land is State-owned, the holder of a mining concession may apply to the MEM for a mining easement over the barren lands where the mining activities will be conducted.  The MEM will submit the application to the Public Estate Agency (the “Agency”) in order for the Agency to grant such easement, temporarily or definitively, over the State lands.

As well, a concession may only be acquired if the project has been officially declared by the authorities as a project of national interest.  In such case, a request to purchase the land from the State must be submitted to the Agency.  The State can also grant use of the land to the holder of a mining concession for a period of time, and the concession holder shall pay an amount of money to the State as consideration for use of the land.

(iii)

If the surface land is owned by a peasant community, the following rules apply in order to sell, rent, lease or perform any other act of disposal of the land: (a) for peasant communities located on the coast, a favorable vote of at least one-half of members attending an assembly is required, and (b) for peasant communities located in the highlands and jungle, a favorable vote of at least two-thirds of all members of the community is required.

Pursuant to the Peruvian Constitution, foreigners are prohibited from acquiring or possessing mines, lands, forests, water, fuels and energy sources within 50 kilometers of the boundaries of the country, unless there is an exception declared by Supreme Decree based on public convenience or national interest.  Although the process might be time consuming, in nearly all cases the government has issued this authorization.

Natural Protected Areas (“NPAs”) are continental and/or maritime regions expressly established by the Peruvian government for the conservation of biodiversity and other values associated with cultural, landscape and scientific interests.  NPAs are part of the National Patrimony and fall within the public domain.

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The use of mineral resources within NPAs is restricted and can only be authorized if these activities are contemplated in the NPA plan, and if they comply with environmental standards, limitations and restrictions under the NPA’s objectives, zoning and category.  Any activity within the NPA shall be authorized by the National Service of Natural Protected Areas.

Peruvian law permits the exercise of property or other real estate rights pre-existing to the creation of the relevant NPA.  However, these rights shall be exercised in harmony with the goals and purposes for which the NPA was created.

Royalties and Taxes in Peru for Mining Activities

Holders of mining concessions that are in exploitation stage are required to pay a mining royalty to the Peruvian government for the exploitation of metallic and non-metallic resources.  Pursuant to a mining royalty law amendment effective October 1, 2011, the mining royalty is payable on a quarterly basis and is determined based on a sliding scale, with marginal rates ranging from 1.0% to 12.0% applied to operating mining income.  Mining royalty payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

A new tax known as the “Special Mining Tax” has been levied upon the Peruvian mining sector in parallel with the modified royalty regime.  Effective October l, 2011, holders of mining concessions that are in exploitation-stage are required to pay the Special Mining Tax to the Peruvian Government.  The Special Mining Tax only applies to mining concession holders that have not executed a Mining Stability Agreement with the Government.  The Special Mining Tax is payable on a quarterly basis and is determined based on a sliding scale, with marginal rates ranging from 2.0% to 8.4% applied to operating mining income.  Special Mining Tax payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

Also effective October 1, 2011, holders of mining concessions who have entered into a Mining Stability Agreement before the date the amended mining royalties regime and special mining tax regime were established are expected to enter into agreements with the Peruvian government in order to pay a voluntary contribution known as a “Special Mining Burden” to the Peruvian government for the exploitation of non-renewable natural resources.  This regime is very similar to the mining royalties regime described above.

The Special Mining Burden is payable on a quarterly basis and is calculated on the basis of the operating profit obtained exclusively from the sale of metallic resources.  The Special Mining Burden (which is between 4% and 12%) is determined by the quarterly operating profit margin of the company and such rate is applied to the operating profit derived from the sale of metallic resources, according to a statutory scale of rates.

On December 19, 2013, the Peruvian government approved the mining regulatory contribution pursuant to which the title holders of large- and medium-scale mining activities shall pay a contribution in favor of Organismo Supervisor de la Inversión en Energía y Minería.  Such contribution is to be calculated over the value of a monthly billing period basis.  Income tax and the municipal promotion tax are deducted from this contribution.

Also in 2013, the Peruvian government approved the mining regulatory contribution in favor of the Environmental Supervisory Body (“OEFA”), pursuant to which holders of mining rights shall pay a contribution in favor of OEFA calculated over the value of a monthly billing period basis.  Income tax and the municipal promotion tax are deducted from this contribution.

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Environmental Regulations for Mining Activities

The Peruvian Environmental Regulations for Mining Exploration Projects divide mining activities into two categories according to the magnitude of the project.  Category 1 covers projects that include less than 20 drills and less than 10 hectares of disturbed area or tunnels up to 50 metres long, and Category 2 covers projects that do not fall within the limitations of Category 1.

Activities on Category 1 projects require the submission to the General Bureau of Mining and Environmental Affairs of the MEM (“DGAAM”), prior to any exploration activities, of an Environmental Declaration, while activities included within Category 2 require the submission of a Semi-Detailed Environmental Impact Assessment.  Mining reconnaissance or prospecting does not require an environmental assessment.

According to the Environmental Mining Regulations, once the exploration stage is complete, and prior to the commencement of exploitation activities, the mining concession holder shall prepare and obtain the approval of a Detailed Environmental Impact Assessment (“EIA”) from the DGAAM.  The procedure to obtain the approval of an EIA involves a process of public hearings in locations where the property will be developed.  This requirement is also applicable to concession holders that seek to expand their ongoing operation by 50% or more.

Air emissions, wastewaters discharges and noise production are subject to the compliance of environmental standards and abatement measures.  In addition, the concession holder must monitor and control the discharge of wastewaters and emissions into the environment, and deliver monitoring reports in the frequency established in additional regulations.  The discharge of domestic or industrial wastewaters into rivers, lakes, oceans or land is subject to a special authorization and payments.

According to the Mine Closure Law, when terminating mining activities, all mining concession holders are obliged to reclaim their mining operations in compliance with certain environmental standards.  They are required to submit a closure plan to the DGAAM which describes all the closure and remediation activities foreseen for the mining project, providing a detailed calendar of activities, as well as financial guarantees that ensure their execution.  The objective of this law is to prevent environmental liabilities in the future.

Also, the concession holder of storage activities of mineral concentrates located outside the mining operation areas is obligated to have an EIA, even when this activity is conducted along with other economic activities.

Environmental supervision and law enforcement of mining activities is carried out by the OEFA.  Non-compliance with environmental regulations could result in administrative penalties of up to 30,000 Tax Units (approximately US$40 million in 2014) depending on the magnitude and gravity of the environmental damage, as well as on the offender’s previous environmental record.  In addition to penalties, OEFA can also order the suspension of activities.

Item 4.A  -  Unresolved Staff Comments.

Not applicable.

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Item 5  -  Operating and Financial Review and Prospects.

Overview

At the date of this Registration Statement, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property, or being able to realize the costs incurred on a subsequent disposal of the property.

The following discussion and analysis of the financial condition and operating results of the Company for the fiscal years ended November 30, 2014, 2013 and 2012 should be read in conjunction with the Financial Statements and related notes to the Financial Statements which have been prepared in accordance with IFRS.  The discussion and analysis set forth below covers the results measured under IFRS.

A.

Operating Results.

Compliance

The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.  The Company’s transition date to IFRS was December 1, 2010, having previously prepared its consolidated financial statements in accordance with pre-changeover Canadian GAAP.

Critical Accounting Policies

Mineral Exploration and Evaluation Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, at the earlier of the date the counterparty’s performance is complete or the share issuance date. Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment. Proceeds from the sale of minerals recovered during the exploration stage are recorded when title to the minerals passes, the proceeds are reasonably determinable and the collectability is assured.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the share issuance date. Property interests granted to others under an option agreement where payments to be made to the Company are at the sole discretion of the optionee, are recorded as recoveries against the acquisition costs at the time of receipt. Any excess recoveries are recorded as income when they are received.

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Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves, if any, available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will test the asset for impairment based upon a variety of factors, including current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Share-Based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period.  Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.  As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied.  The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statements of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees or others providing similar services, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss.  Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in other equity reserve, until exercised.  Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

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Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognized the amount that otherwise would have been recognized for services received over the remainder of the vesting period.  Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

Financial Instruments

Financial Assets

Financial assets are classified into one of four categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for the relevant category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method less any impairment losses.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs.  Gains or losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as when they are amortized.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

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Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred and comprise trade payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within 45 days of recognition.

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

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b)

The carrying value of the investment in exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available; and

c)

The Company has taken steps to obtain a refund on the Mexican value added tax receivable, but has determined in the current year that there is no carrying value associated with remaining value added tax receivable balance due to uncertainty regarding the future collection.

The key estimate applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

b)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Results of Operations

Fiscal Year Ended November 30, 2014 compared to Fiscal Year Ended November 30, 2013

For the fiscal year ended November 30, 2014, the Company had a net loss of $5,114,769 compared to a net loss of $3,166,231 for the fiscal year ended November 30, 2013, an increase of $1,948,538. The higher net loss is partly due to an increase of $1,066,235 in exploration expenditures, which were $3,249,520 in the 2014 fiscal year and $2,183,285 in the 2013 fiscal year. In addition to the $226,484 write-off of a Mexico value added tax receivable, the 2014 fiscal year net loss included write-offs totaling $172,877 in exploration and evaluation asset costs. In comparison, the prior year recorded a receivable write-off of $38,371 and exploration and evaluation asset cost write-offs totaling $262,404.

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General and administrative expenses during the 2014 fiscal year were $1,436,827 compared to $678,644 for the comparative year, an increase of $758,183. This increase is mostly attributable to a share-based compensation expense of $502,316 in the 2014 fiscal year compared to $26,823 for the comparative year. Excluding this non-cash expense, the 2014 fiscal year’s general and administrative expenses were $282,690 higher than the comparative year. Notable cost increases were $98,467 in travel and accommodation, $94,997 in salaries and benefits, $52,643 in accounting and legal fees, and $36,685 in shareholder communication. Travel and shareholder communication costs were higher as more travel was required to conduct the Company’s business and there was an increase in promotional activities such as trade show participation. Accounting and legal fees were higher due to regulatory filings in the United States.  Salaries and benefits costs were also higher due to the Vice President of Corporate Development taking a more active role during the 2014 fiscal year. Notable cost decreases were $12,486 in office and miscellaneous and $10,013 in consulting fees. These costs were lower in the 2014 fiscal year as less document translation and insurance costs were incurred.

Fiscal Year Ended November 30, 2013 compared to Fiscal Year Ended November 30, 2012

For the fiscal year ended November 30, 2013, the Company had a net loss of $3,166,231 compared to a net loss of $136,908 for the fiscal year ended November 30, 2012. The net loss for the comparative year is significantly less due to a gain on the sale of two mineral properties. When excluding this gain of $3,543,461, the comparative year would show a net loss of $3,680,369 which is $514,138 higher than the 2013 fiscal year. The 2013 fiscal year recorded a write-off of exploration and evaluation assets of $262,404 and a write-off of a receivable of $38,371 whereas the comparative year did not record any such write-offs. The comparative year did however record a foreign exchange loss of $40,986 compared to an exchange loss of $5,832 for the 2013 fiscal year. Exploration costs for the 2013 fiscal year were $2,183,285 compared to $2,565,844 for the comparative year, a decrease of $382,559. General and administrative expenses during the 2013 fiscal year were $678,644 compared to $1,092,585 for the comparative year, a decrease of $413,941. More than half of this change was due to $292,092 being recorded as share-based payments in the comparative year compared to $26,823 in the 2013 fiscal year. These share-based payment expenses resulted from the granting of stock options. Significant cost decreases during the 2013 fiscal year were reflected in accounting and legal, travel and accommodation, and management fees. Accounting and legal costs were higher in the 2012 fiscal year due to the expansion of operations in Mexico and Colombia during that period. Travel and accommodation costs were less in the 2013 fiscal year as there was a decrease in promotional activities. Management fees were lower in the 2013 fiscal year due to a change in the allocation between geological fees and management fees regarding the compensation for the President of the Company.

Mineral Properties

Fiscal Year Ended November 30, 2014

During the fiscal year ended November 30, 2014, the Company incurred exploration costs in Peru totaling $3,108,134, including $2,216,229 on the Bayovar 12 Project, $687,342 on general exploration and new property investigation, $192,385 on the Aurora Project, and $12,178 on the Machay Project. In Colombia, the Company incurred exploration costs of $32,117.

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The most significant overall exploration costs for the 2014 fiscal year were $788,726 for geological and other consulting fees, $583,937 for drilling, $411,208 on assaying, and $471,177 for salaries. Exploration costs also include a Peru value added tax amount of $255,408 which is treated as an expense due to the unlikelihood of it being refunded.

The Company incurred acquisition costs during the 2014 fiscal year totalling $1,041,068 (US$950,000) which were option payments on the Bayovar 12 Project. During the 2014 fiscal year, the Company also made option payments totalling $194,332 (US$180,000) regarding the Aurora Project and $40,631 (US$37,500) regarding the Quebranta Project. During the 2014 fiscal year, the Company wrote off acquisition costs of $49,570 for a property in Colombia, $117,823 for the Quebranta Project, and $5,484 for certain concessions in Peru.

Fiscal Year Ended November 30, 2013

During the fiscal year ended November 30, 2013, the Company incurred exploration costs in Peru totaling $1,097,574, including $692,424 on general exploration and new property investigation, $346,558 on the Aurora Project, $33,252 on the Bayovar 12 Project, and $25,340 on the Machay Project. In Mexico, the Company incurred exploration costs totaling $1,063,170 and $276,860 on general exploration and administration. In Colombia, the Company incurred exploration costs of $22,541.

The most significant overall exploration costs for the 2013 fiscal year were $594,519 for salaries, $535,460 for geological and other consulting fees, $263,861 on travel, $238,267 for geological expenses, and $135,413 on drilling. Exploration costs also include a Peru value added tax amount of $58,703 which is treated as an expense due to the unlikelihood of it being refunded.

The Company incurred acquisition costs during the 2013 fiscal year totaling $230,586, of which $126,561 was on properties in Mexico, $51,916 was on the Bayovar 12 Project, $39,591 was on the Aurora Project, and $12,518 was on the Quebranta Project. During the 2013 fiscal year, the Company wrote off a total of $262,404 in acquisition costs in connection with the termination of options agreements in Mexico.

Fiscal Year Ended November 30, 2012

During the fiscal year ended November 30, 2012, the Company incurred exploration costs in Mexico totalling $1,551,785 and $84,402 on general costs. In Peru, the Company incurred exploration costs totalling $940,082, including $620,500 on general exploration and new property investigation, $202,632 on the Aurora Project, $59,047 on the Machay Project, and $57,903 on a property subsequently relinquished. In Colombia, the Company started general exploration during the latter part of the 2012 fiscal year and incurred costs of $73,977.

The most significant overall exploration costs for the 2012 fiscal year were $651,985 for salaries, $418,473 for geological expenses, $369,738 for geological and other consulting fees, $257,832 for assaying, $254,226 on travel, and $240,289 for licensing, rights and taxes. Exploration costs also include a Peruvian value added tax amount of $41,722 which is treated as an expense due to the unlikelihood of the Company having it refunded.

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The Company incurred acquisition costs during the 2012 fiscal year totalling $342,540, of which $125,169 was on the Aurora Project, $64,674 was on the Quebranta Project, $49,570 in Colombia, $14,584 on the Katenwill Project, $5,484 on other concessions in Peru, $4,892 on the Machay Project, and $9,972 in Mexico.

Loss Per Common Share

The Company reported a net loss and loss per Common Share for fiscal years 2014, 2013 and 2012.  The net losses per Common Share for fiscal 2014 and 2013 were $0.08. The 2012 fiscal year net loss per Common Share was much lower at $0.0037 as a result of a gain of $3.54 million on the sale of two properties during fiscal 2012.  The fiscal 2014 and 2013 net losses per Common Share were also higher as write-offs of exploration and evaluation assets of $172,877 and $262,404, respectively, were recorded, whereas fiscal 2012 had no such write-offs. The Company’s weighted average number of Common Shares increased throughout the three fiscal years, from 37.0 million in fiscal 2012, to 40.2 million in fiscal 2013, and to 64.6 million in fiscal 2014.

B.

Liquidity and Capital Resources.

Outlook

At November 30, 2014, the Company had working capital of $436,096 and cash of $639,764, and as at the date of this Registration Statement, the Company had a working capital deficiency of approximately $1.3 million and an approximate cash balance of $646,000.  Current liabilities include the required prepayment of US$1.5 million towards the Loan.  The Company anticipates that it will need to raise approximately $6.9 million to cover its general and administration requirements, monthly interest payments on the Loan, the US$1.5 million prepayment of the Loan, and the proposed Phase 2 drill program and ongoing engineering studies for the Bayovar 12 Project over the next twelve months.  Accordingly, the Company will require additional financing to cover these costs.

The Company will also need to raise additional funds over the long term to cover general and administrative costs, to continue exploration and development at the Bayovar 12 Project, and to repay the balance of the Loan which matures in September 2016.  In addition, pursuant to the Bayovar 12 Purchase Agreements, the Company has a commitment, with no time limitation, to spend a minimum of US$14.0 million in exploration and development of the Bayovar 12 Project.  Actual funding requirements may vary from those planned due to a number of factors, including the amount of property acquisition and exploration activity.  While the Company has been successful in raising capital in the past, there is no assurance that it will be able to do so in the future.

Fiscal Year Ended November 30, 2014 compared to Fiscal Year Ended November 30, 2013

The Company’s cash resources decreased from $1,310,019 at November 30, 2013 to $639,764 as of November 30, 2014. The Company had working capital of $436,096 at November 30, 2014 compared to working capital of $1,296,628 at November 30, 2013.

During the fiscal year ended November 30, 2014, the Company raised gross proceeds totaling $1,254,000 through a private placement, and received $3,667,692 from the exercise of warrants. Gross proceeds of $1,500,000 were raised during the fiscal year ended November 30, 2013 from a private placement.  Cash resources were used primarily for acquiring mineral property interests and for other operational expenses.

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Fiscal Year Ended November 30, 2013 compared to Fiscal Year Ended November 30, 2012

The Company’s cash resources decreased from $2,880,253 at November 30, 2012 to $1,310,019 as of November 30, 2013. The Company had working capital of $1,296,628 at November 30, 2013 compared to working capital of $2,960,911 at November 30, 2012.

During the fiscal year ended November 30, 2013, the Company raised gross proceeds totaling $1,500,000 through a private placement. During the fiscal year ended November 30, 2012, the Company raised gross proceeds totaling $2,555,550 through two private placements.  Cash resources were used primarily for acquiring mineral property interests and for other operational expenses.

C.

Research and Development, Patents and Licenses, etc.

Not applicable.

D.

Trend Information.

The Company is an exploration stage natural resource company engaged in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable.  Consequently, there are no production, sales, or inventory in the conventional sense.  The Company’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company’s control such as the market value of the commodities produced.

E.

Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements as defined in General Instructions Part 1, Item 5.E of Form 20-F.

F.

Tabular Disclosure of Contractual Obligations.

The Company has no known contractual obligations.

G.

Safe Harbour.

See “Cautionary Note Regarding Forward-Looking Statements.”

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Item 6  -  Directors, Senior Management and Employees.

A.

Directors and Senior Management.

The following table lists as of April 3, 2015 the names of the directors and senior management of the Company.  The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s By-Laws.

Name and Municipality of Residence	Position(s) held	Date of First Appointment
Simon Ridgway (1) Pemberton, BC, Canada	Director, Chairman and Chief Executive Officer	November 5, 1996
David Cass (2) Vancouver, BC, Canada	Director and President	December 17, 2008
Ralph Rushton (3) Vancouver, BC, Canada	Director and Vice-President, Corporate Development	October 30, 2009
Mario Szotlender (1)(2)(3) Caracas, Venezuela	Director	May 30, 1995
Tim Osler (1)(2)(3) Campbell River, BC, Canada	Director	May 30, 1995
Kevin Bales Delta, BC, Canada	Chief Financial Officer	December 17, 2008

Notes:
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee
(3) Member of the Corporate Governance and Nominating Committee.

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Simon T.P. Ridgway (Age 66) – Director, Chairman & Chief Executive Officer

Mr. Simon Ridgway is a successful prospector and mining financier, gaining his initial experience with grass roots mineral exploration. Starting out as a prospector in the Yukon Territory in the 1970’s, Mr. Ridgway and the teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua and silver deposits in Mexico.  Mr. Ridgway is also a director of Fortuna Silver Mines Inc., Medgold Resources Corp., Rackla Metals Inc. and Radius, all publicly-traded resource companies.

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David Cass (Age 49) – Director & President

Mr. Cass is a geologist with over 25 years’ international experience in mineral exploration and mining for precious and base metals. Fifteen years of his career were spent with major mining company Anglo American plc, where he held positions of increasing responsibility in jurisdictions such as Turkey, Iran, Eastern Europe and the America’s, including four years as Senior Geologist in Peru, and six years as Exploration Manager for North America where he was responsible for Anglo's exploration programs throughout Canada, Central America, Mexico, mainland USA and Alaska.  Since 2006, Mr. Cass has worked for junior exploration companies exploring in Canada, Mexico, Central America and Peru.  Mr. Cass holds Bachelor of Science Degree in Geology and a Master of Science degree in Mineral Exploration and Mining Geology from the University of Leicester, UK (1990), and is a practicing member (P.Geo) of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. Cass is also a director of Rackla Metals Inc., a publicly-traded resource company.

Ralph Rushton (Age 52) – Director and Vice-President, Corporate Development

Mr. Ralph Rushton earned a BSc. in Geology from Portsmouth in the UK, an MSc from the University of Alberta, and studied Business Communications at Simon Fraser University in Vancouver.  He has over 20 years’ experience in gold mining and exploration gained mainly with the Anglo American group in Southern Africa, the Middle East and Eastern Europe.  Mr. Rushton is also a director of Medgold Resources Corp. and Rackla Metals Inc., both publicly-traded resource companies, and is currently responsible for corporate development of the Company and Medgold Resources.

Mario Szotlender (Age 53) - Director

Mr. Szotlender holds a degree in international relations and is fluent in several languages.  He has successfully directed Latin American affairs for numerous private and public companies over the past 25 years, specializing in developing new business opportunities and establishing relations within the investment community.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980’s.

Mr. Szotlender is also a director of Atico Mining Corporation, Endeavour Silver Corp., Fortuna Silver Mines Inc., Magellan Minerals Ltd., Radius and Revelo Resources Corp., all publicly-traded resource companies.

Tim Osler (Age 62) - Director

Mr. Osler earned a B.Sc. in marine biology from the University of British Columbia.  He owns and operates a mining consulting and retail mining equipment business, and has developed a gold mining placer property in the Yukon Territory which is currently in production.

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Kevin Bales (Age 48) – Chief Financial Officer

Mr. Bales has 20 years of financial reporting experience in mining and information technology industries, and holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also Chief Financial Officer of Medgold Resources Corp., Rackla Metals Inc., Radius and Western Pacific Resources Corp., all publicly-traded resource companies.

There are no family relationships among the directors or members of senior management of the Company.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any director or member of senior management was selected.

B.

Compensation.

The Company’s directors and senior management are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.  During the fiscal year ended November 30, 2014, the Company paid to its directors and senior management the following amounts:

Name	Position	Amount

Simon Ridgway (1)	Director, Chairman and Chief Executive Officer	$17,500
David Cass	Director and President	$244,000
Ralph Rushton	Director and Vice-President, Corporate Development	$92,239
Mario Szotlender	Director	Nil
Tim Osler	Director	Nil
Kevin Bales	Chief Financial Officer	$28,093

Note:

(1)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as such except for the granting from time to time of incentive stock options.  During the fiscal year ended November 30, 2014, stock options were granted to the Company’s directors and senior management to purchase Common Shares of the Company at a price of $0.22 per Common Share until December 17, 2023 as follows:

Name	No. of Common Shares

Simon Ridgway (1)	500,000
David Cass	500,000
Ralph Rushton	150,000
Mario Szotlender	275,000
Tim Osler	50,000
Kevin Bales	150,000
1,625,000

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The following table sets out all stock options in the Company which are held as of April 3, 2015 by the current directors and senior management:

Name	No. of Common Shares	Exercise Price Per Common Share	Expiry Date
Simon Ridgway	100,000 235,000 500,000 835,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
David Cass	250,000 275,000 500,000 1,025,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Ralph Rushton	30,000 120,000 150,000 300,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Mario Szotlender	100,000 235,000 275,000 610,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Tim Osler	50,000 50,000 50,000 150,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023
Kevin Bales	55,000 120,000 150,000 325,000	$0.19 $0.21 $0.22	January 14, 2019 June 19, 2022 December 17, 2023

C.

Board Practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.  All directors are elected for a one-year term.  All officers are appointed annually and serve at the pleasure of the Board.  The most recent annual general meeting of the Company was held on December 19, 2014, and the next annual general meeting must be held no later than December 31, 2015.

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See Item 6.A, “Directors, Senior Management and Employees – Directors and Senior Management” for a discussion of the periods during which the Company’s current directors and senior management have served in their respective offices.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

The Audit Committee of the Company is comprised of David Cass, Mario Szotlender and Tim Osler, all of whom are financially literate and of whom Messrs. Szotlender and Osler are independent.  The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.  The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee does not warrant the accuracy or completeness of the Company’s financial statements or disclosure or compliance with accounting procedures as these are the responsibility of management. The Audit Committee does not plan or perform audits of the Company’s financial statements or financial disclosure as these are the responsibility of the external auditors.

Compensation Committee

The Compensation Committee is comprised of Simon Ridgway, Mario Szotlender and Tim Osler, the majority of whom are independent directors.  While the Compensation Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company.  The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire executive officers and directors.  It makes recommendations to the Board regarding executive officer and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options.

D.

Employees.

As at November 30, 2014, the Company had two employees in Vancouver and eight employees in Peru.  Four employees provide management or administrative services and six employees provide geological services.  None of the employees is represented by a union.  Other personnel for the Company’s Vancouver operations are provided by a related party through a shared services agreement.

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E.

Common Share Ownership.

The following table sets forth, as of April 3, 2015, the number of Common Shares beneficially owned or controlled by the Company’s directors and senior management of the Company, and the percentage ownership of the outstanding Common Shares represented by such shares.  The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options which are exercisable within 60 days from the above date.  The persons listed possess sole voting and investment power with respect to the Common Shares shown.

Name	No. of Common Shares(1)	Percentage of Class(1)
Simon Ridgway	5,614,182(2)	7.13%
David Cass	2,071,214(3)	2.62%
Ralph Rushton	879,374(4)	1.12%
Mario Szotlender	4,880,513(5)	6.22%
Tim Osler	376,709(6)	0.48%
Kevin Bales	325,000(7)	0.42%

Notes:

(1)

Based on 77,888,554 Common Shares outstanding as at April 3, 2015, plus any Common Shares deemed to be beneficially owned by the individual  pursuant to stock options and/or warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

See Item 6.B, “Directors, Senior Management and Employees – Compensation” for a discussion of the number, exercise price and expiry date of options held by the persons listed above.

(2)

Of this amount, 1,600,168 are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee, and 835,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

(3)

Of this amount, 656,364 are held by Mr. Cass’s spouse, 1,043,182 represent Common Shares issuable upon exercise of currently exercisable stock options, and 18,182 represent Common Shares issuable upon exercise of warrants held by Mr. Cass’s spouse exercisable at $0.265 per Common Share until April 10, 2015.

(4)

Of this amount, 60,000 are held by Mr. Rushton’s spouse, 322,958 represent Common Shares issuable upon exercise of currently exercisable stock options, and 22,958 represent Common Shares issuance upon exercise of warrants exercisable at $0.265 per Common Share until April 10, 2015.

(5)

Of this amount, 610,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

(6)

Of this amount, 150,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

(7)

All of this represents Common Shares issuable upon exercise of currently exercisable stock options.

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Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for its directors, employees and consultants, the material terms of which are as follows:

1.

the Stock Option Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option, with no vesting provisions;

2.

no more than 5% of the issued capital may be reserved for issuance to any one individual in any 12-month period;

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the TSXV or to an optionee providing investor relations services in any 12-month period;

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the TSXV) of the Company’s Common Shares;

5.

options will be granted for a period of up to 10 years;

6.

options are non-assignable and non-transferable; and

7.

there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

As at April 3, 2015, there were 5,280,000 Common Shares reserved for issuance and subject to outstanding options granted under the Stock Option Plan.

Item 7  -  Major Shareholders and Related Party Transactions.

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, 5% or more of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to stock options and warrants which are exercisable by the shareholder within 60 days.  To the best of the Company’s knowledge, as of April 3, 2015, the only major shareholders in the Company are:

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Name	No of Common Shares(1)	Percentage of Class(1)
Resource Capital Investments Corp. (2)	12,220,554(3)	15.69%
Simon Ridgway	5,614,182(4)	7.13%
Equinox Illiquid Fund LP (5)	5,220,911(6)	6.69%
Mario Szotlender	4,880,513(7)	6.27%

Notes:

(1)

Based on 77,888,554 Common Shares outstanding as at April 3, 2015, plus any Common Shares deemed to be beneficially owned by the individual pursuant to stock options and/or warrants which are exercisable by the individual within 60 days from the above date.

(2)

Arthur Richards Rule holds the voting and/or investment power for the Common Shares held or managed by Resource Capital Investments Corp.

(3)

All of the 12,220,554 Common Shares are held or managed by Resource Capital Investments Corp.  Of this amount, 11,202,000 are held by Resource Capital Investments Corp., 611,132 Common Shares are held by Resource Income Partners Limited Partnership, and 407,422 Common Shares are held by Sprott Resource Lending Partnership.

(4)

Of this amount, 1,600,168 are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee, and 835,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

(5)

Sean Fieler holds the voting and/or investment power for the Common Shares held by Equinox Illiquid Fund LP.

(6)

Of this amount, 113,637 represent Common Shares issuable upon exercise of currently exercisable warrants exercisable at $0.265 per Common Share until April 10, 2015.

(7)

Of this amount, 610,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

Resource Capital Investments Corp. and Equinox Illiquid Fund LP became major shareholders of the Company during 2013.  The number of Common Shares managed by Resource Capital Investments Corp. increased in March 2015 by approximately 1% of the outstanding Common Shares of the Company as a result of the Common Shares issued pursuant to the Credit Agreement.  To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

The Company is a publicly-owned corporation, the Common Shares of which are owned by residents of Canada, the United States, and other countries.  The Company is not controlled directly or indirectly by another corporation or any foreign government.  As of April 3, 2015, there were a total of 16,504,890 Common Shares (21.2% of the issued and outstanding Common Shares of the Company) held by approximately 64 record holders in the United States.  The major shareholders of the Company do not have different voting rights.

B.

Related Party Transactions.

Other than as disclosed in Item 6.B, “Directors, Senior Management and Employees - Compensation” and disclosed below, there have been no related party transactions or proposed transactions involving any insider, or associate or affiliate of an insider, that have occurred since the beginning of the preceding three fiscal years up to the date of this Registration Statement which have materially affected or will materially affect the Company.

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The Company’s related parties with transactions during the period from December 1, 2014 to the date of this Registration Statement (the “Current Period”)and the years ended November 30, 2014, 2013 and 2012 consist of directors, officers and the following companies with common directors described below.

Related party	Nature of transactions
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel and administrative costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions during the Current Period and the years ended November 30, 2014, 2013 and 2012 comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Current Period	Year ended Nov. 30, 2014	Year ended Nov. 30, 2013	Year ended Nov. 30, 2012
Consulting fees	$ -	$ -	$ 2,000	$ -
Office and miscellaneous	12,181	42,229	37,643	18,113
Regulatory and stock exchange fees	2,440	3,112	3,904	-
Rent and utilities	20,826	59,916	49,726	15,363
Salaries and benefits	51,157	120,660	124,938	44,170
Shareholder communication	14,210	14,182	28,374	12,335
Travel and accommodation	18,990	26,781	21,364	9,723
	$ 119,804	$ 266,880	$ 267,949	$ 99,704

Effective July 1, 2012, Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company, and the Company provided Gold Group with a deposit of $60,000 in connection with this arrangement.  Salaries and benefits include those for the Chief Financial Officer and Corporate Secretary.

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b)

The Company reimbursed Radius, a company with common directors and officers, for shared administration, exploration, and capital costs consisting of the following:

	Current Period	Year ended Nov. 30, 2014	Year ended Nov. 30, 2013	Year ended Nov. 30, 2012
Office and miscellaneous	$ -	$ 1,527	$ -	$ 32,886
Property investigation	-	-	-	-
Regulatory and stock exchange fees	-	-	-	6,959
Rent and utilities	-	-	-	20,955
Salaries and benefits	-	-	-	64,954
Shareholder communication	-	-	-	28,088
Travel and accommodation	-	-	-	22,677
Exploration expenditures	-	-	31,308	653
Capital expenditures	-	-	-	19,060
	$ -	$ 1,527	$ 31,308	$ 196,232

Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.  The cost-sharing arrangement with Radius for most administrative requirements terminated effective June 30, 2012.

During the Current Period, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $Nil for shared personnel and administrative costs (fiscal year 2014: $18,547; fiscal year 2013: $Nil; fiscal year 2012: $Nil).

Prepaid expenses and deposits as of the end of the Current Period include $Nil (November 30, 2014:  $808; November 30, 2013: $170; November 30, 2012: $71,788) paid to Gold Group and $Nil (November 30, 2014: $Nil; November 30, 2013: $Nil; November 30, 2012: $750) paid to Radius.

Long term deposits as of the end of the Current Period consist of $61,000 (November 30, 2014: $61,000; November 30, 2013: $61,000; November 30, 2012: $Nil) paid to Gold Group and are related to the shared administrative services agreement with Gold Group.  Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of the end of the Current Period consist of $54,830 (November 30, 2014: $20,122; November 30, 2013: $26,926; November 30, 2012: $26,005) owing to Gold Group and $Nil (November 30, 2014: $Nil; November 30, 2013: $7,790; November 30, 2012: $20,974) owing to Radius. The amount owing to Gold Group is secured by a deposit and interest bearing if not paid within a certain period. The amount owing to Radius was unsecured, non-interest bearing and payable on demand.

Accounts payable and accrued liabilities as at the end of the Current Period include $8,145 (November 30, 2014: $Nil; November 30, 2013: $Nil; November 30, 2012: $9,435) owing to the President of the Company for expense reimbursements, and $Nil (November 30, 2014: $6,436; November 30, 2013: $Nil; November 30, 2012: $Nil) owing to a director of the Company for expense reimbursement.

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Key Management Compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Current Period	Year ended Nov. 30, 2014	Year ended Nov. 30, 2013	Year ended Nov. 30, 2012
Management fees	$ 34,000	$ 117,500	$ 102,000	$ 141,000
Geological fees	48,000	144,000	144,000	70,000
Salaries and benefits	50,496	120,332	25,907	22,552
Share-based payments	-	311,201	-	114,687
	$ 132,496	$ 693,033	$ 271,907	$ 348,239

Share-based payments made to directors not specified as key management personnel during the Current Period were $Nil (fiscal year 2014: $9,879; fiscal year 2013: $Nil; fiscal year 2012: $6,629).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the Current Period and the years ended November 30, 2014, 2013 and 2012.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.  Management believes the transactions are on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Relationship with Radius

Up to June 30, 2012, the Company reimbursed Radius for shared administrative, exploration and/or capital costs.  The Company and Radius have common directors in Simon Ridgway and Mario Szotlender.  For additional detail regarding Radius, refer to Note 10 to the Financial Statements.

In addition, the Company has agreed, subject to TSXV approval, to sell to a subsidiary of Radius for US$1,000,000 a royalty on future phosphate production from the Bayovar 12 Project equal to 2% of the Company’s 70% interest in the Bayovar 12 Project.

Relationship with Gold Group

Commencing July 1, 2012, the Company reimburses Gold Group for shared administrative, exploration and/or capital costs.  The Company and Gold Group have a common director in Simon Ridgway.  For additional detail regarding Gold Group, refer to Note 10 to the Financial Statements.

Relationship with Mill Street

From June 1, 2013 to December 31, 2013 and then since August 1, 2014 the Company paid a management fee to Mill Street for the services of Simon Ridgway as Chief Executive Officer of the Company.  Simon Ridgway is a director and officer of the Company, and Mill Street is owned by The Ridgway Family Trust, the Trustee of which is Simon Ridgway.

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Relationship with Medgold

The Company was reimbursed by Medgold for shared administrative and personnel costs.  The Company and Medgold have common directors in Simon Ridgway and Ralph Rushton.  For additional detail regarding Medgold, refer to Note 10 to the Financial Statements.

C.

Interests of Experts and Counsel.

Not applicable.

Item 8  -  Financial Information.

A.

Consolidated Statements and Other Financial Information.

The Financial Statements as required under Item 18 are attached hereto and found immediately following Item 19 of this Registration Statement.  The Company’s auditor is BDO.  An auditor’s report of BDO with respect to the fiscal years ended November 30, 2014, 2013 and 2012 and the statements of financial position as at November 30, 2014, 2013 and 2012 are included herein with the Financial Statements.

There are no legal proceedings which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

The Company has no history of paying dividends and the Company does not contemplate that any dividends will be paid on its Common Shares in the immediate or the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

B.

Significant Changes.

There have been no significant changes in the Company since November 30, 2014.

Item 9  -  The Offer and Listing.

The Company’s Common Shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on September 24, 1996 and currently trades on the TSXV under the symbol “FCV”.

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A.

Offer and Listing Details.

The following tables set forth the reported high and low trading prices for the Company’s Common Shares on the TSXV for (a) the Company’s five most recent fiscal years; (b) each quarterly period for the Company’s past two fiscal years, and (c) for each of the most recent six months.

High and Low Price for the Five Most Recent Fiscal Years
Fiscal Year ended November 30	High	Low
2014	$0.35	$0.16
2013	$0.22	$0.06
2012	$0.30	$0.14
2011	$0.58	$0.18
2010	$1.38	$0.28

High and Low Prices for Each Quarter of the Past Two Fiscal Years
Quarter Ended	High	Low
November 30, 2014	$0.29	$0.19
August 31, 2014	$0.32	$0.25
May 31, 2014	$0.35	$0.23
February 28, 2014	$0.30	$0.16
November 30, 2013	$0.17	$0.10
August 31, 2013	$0.15	$0.06
May 31, 2013	$0.17	$0.09
February 28, 2013	$0.22	$0.16

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High and Low Prices for the Most Recent Six Months
Month Ended	High	Low
March 31, 2015	$0.27	$0.18
February 28, 2015	$0.22	$0.18
January 31, 2015	$0.24	$0.18
December 31, 2014	$0.19	$0.16
November 30, 2014	$0.23	$0.19
October 31, 2014	$0.25	$0.19

On April 2, 2015, the closing price of the Common Shares was $0.22 per Common Share on the TSXV.  During the last three years, the Common Shares have not been subject to any trading suspensions.

Transfer of Common Shares

The Common Shares of the Company are in registered form and the transfer of the Common Shares  is managed by the Company’s transfer agent, Computershare Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9 (tel: 604-661-9400)

B.

Plan of Distribution.

Not applicable.

C.

Markets.

The Company’s Common Shares were listed and posted for trading on the TSXV (formerly the Canadian Venture Exchange and before that, the Vancouver Stock Exchange) on October 7, 1998 and currently trades on the TSXV under symbol “FCV”.

D.

Selling Shareholders.

Not applicable.

E.

Dilution.

Not applicable.

F.

Expenses of the Issue.

Not applicable.

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Item 10  -  Additional Information.

A.

Share Capital.

The Company’s authorized capital consists of an unlimited number of Common Shares without par value.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value.  As at November 30, 2014 and April 3, 2015, there were 76,870,000 and 77,888,554 Common Shares issued and outstanding, respectively.  There are no Common Shares held by the Company or its subsidiaries.

The holders of the Common Shares are entitled to one vote for each Common Share held on all matters to be voted on by such holders.  All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends.  In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the shareholders will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities.  There is no set dividend rate or dividend schedule for the Common Shares, and the directors of the Company will decide if and when dividends should be declared and paid.

The Common Shares are not subject to any future call or assessment and do not have any pre-emptive, exchange, conversion, exercise, redemption or retraction rights.  There are no provisions for sinking or purchase fund, for permitting or restricting the issuance of additional securities and any other material restrictions, and for requiring a shareholder to contribute additional capital.

The following table summarizes the issuances of Common Shares for the past three fiscal years:

Period	Type of Transaction	No. of Common Shares	Gross Proceeds / Deemed Consideration
2014 Fiscal Year	Private Placement	5,700,000	$1,254,000
	Private Placement Finder’s Fee *	21,000	$4,620
	Private Placement Warrant Exercises	18,365,226	$3,667,692

2013 Fiscal Year	Private Placements	12,500,000	$1,500,000
	Private Placement Finder’s Fee *	170,800	$20,496

2012 Fiscal Year	Private Placements	10,787,000	$2,555,550
	Private Placement Finder’s Fee *	8,940	$1,341

*  Non-cash transaction.

During the past five years, less than 10% of the Company’s share capital has been paid for with non-cash assets.

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Common Share Purchase Warrants

As at November 30, 2014 and April 3, 2015, the following Common Share purchase warrants were outstanding:

No. of Warrants	Exercise Price Per Warrant	Expiry Date
2,927,741	$0.265	April 10, 2015

Subject to TSXV approval, the Company intends to extend the expiry date of 2,737,500 of the foregoing warrants by one year.

Stock Options

As at November 30, 2014 and April 3, 2015, the following stock options were outstanding:

No. of Options	Exercise Price Per Option	Expiry Date
200,000	$0.26	June 4, 2016
720,000	$0.19	January 14, 2019
75,000	$0.30	June 28, 2021
25,000	$0.25	January 16, 2022
1,380,000	$0.21	June 19, 2022
185,000	$0.21	July 10, 2022
250,000	$0.22	December 2, 2022
2,360,000	$0.22	December 17, 2023
45,000	$0.22	January 14, 2024
40,000	$0.26	June 4, 2024
5,280,000

B.

Memorandum and Articles of Association.

The Company does not have a memorandum or articles of association.  Under the BCBCA, the Company is issued from time to time a Notice of Articles setting out the current registered and records offices addresses, directors and authorized share structure.  The by-laws of the Company (the “By-Laws”) are entitled the Articles of the Company.

Company Objects and Purposes

The Company’s By-Laws do not contain any restrictions on the type of business in which the Company may engage.

Directors

Section 17 of the Company’s By-Laws provides that, “A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.  A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.”

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Section 13.5 of the By-Laws provides that the directors may from time to time determine the remuneration of directors.

The BCBCA provides that a director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution to approve that contract or transaction.  The BCBCA also provides, however, that a director is deemed to not hold a disclosable interest in a contract or transaction that relates to the remuneration of the director in that person’s capacity as director of the Company or of an affiliate of the Company, and therefore the director may vote on a resolution regarding such remuneration.

The borrowing powers of the directors are addressed in Part 8 of the By-Laws, which states that, “The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.”

There is no provision in the By-Laws regarding a mandatory age for retirement of directors.  There is no requirement for a director to hold Common Shares of the Company.

Common Shares Rights, Preferences and Restrictions

All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of Common Shares are entitled to one vote for each Common Share held of record on all matters to be acted upon by the shareholders.  Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Actions and Conditions Relating to Changes in Common Shareholder Rights

Any modification, amendment or variation of such shareholder rights or provisions are governed by the BCBCA and must be approved by a vote of at least 2/3 of the votes cast at a shareholders meeting.  Unless the BCBCA or the By-Laws otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority of the Common Shares represented at the shareholders’ meeting.

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Annual and Extraordinary Meetings of the Common Shareholders

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including the conditions of admission are described in the By-Laws in Section 10 – Meetings of Shareholders.

Section 10.1 states that, “Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.”

Section 10.4 states that, “The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.”

The conditions of admission are described in Section 11.5 of the By-Laws where it is stated that, “The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.”

Limitations on Rights to Own Common Shares

There are no limitations on the rights to own Common Shares of the Company.

Change of Control, Merger, Acquisition or Corporate Restructuring

There is no provision of the By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).  There are no conditions imposed by the By-Laws governing changes in the capital, where such conditions are more stringent that is required by law.

Disclosure of Common Share Ownership

There are no provisions in the By-Laws requiring disclosure of shareholder ownership.

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C.

Material Contracts.

The only material contracts entered into by the Company, other than contracts entered into in the ordinary course of business, during the two-year period immediately preceding the filing of this Registration Statement are as follows:

1.

The Credit Agreement.  See Item 4.D, “Information on the Company – History and Development of the Company – Three-Year History”.

2.

The Bayovar 12 Option Agreement.  See Item 4.D, “Information on the Company – Property, Plants and Equipment – Material Property - Bayovar 12 Project”.

3.

The Bayovar 12 Purchase Agreements.  See Item 4.D, “Information on the Company – Property, Plants and Equipment – Material Property - Bayovar 12 Project”.

4.

The Daewoo Joint Venture Agreement.  See Item 4.D, “Information on the Company – Property, Plants and Equipment – Non-Material Properties – Aurora Copper/Molybdenum Project”.

D.

Exchange Controls.

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares.  There are no limitations under the laws of Canada on the right of non-Canadian owners to hold or vote the Common Shares imposed by Canadian federal or provincial law, or by the charter or other constituent documents of the Company, except those under the Investment Canada Act.  The Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of the Company by non-Canadians.  The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.

Taxation.

Canadian Income Tax Consequences

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder.  Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of Common Shares.  The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States and for the purposes of the Canada – United States Tax Convention (the “Tax Convention”), have never been resident in Canada, will never be resident in Canada, have not been deemed to be resident in Canada, deal at arm’s length with the Company, hold their Common Shares as capital property and who will not use or hold the Common Shares in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.  This summary assumes that the Holder is not a United States limited liability company, and that the Holder is entitled to all of the benefits of the Tax Convention and is not precluded from the benefits of the Tax Convention because of Article XXIX-A of the Tax Convention.

- 59 -

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Tax Convention as at the date of this Registration Statement and the current administrative practices of Canada Revenue Agency.  This summary does not take into account provincial income tax consequences.  This summary takes into account all amendments to the Tax Act and the Regulations that have been publicly announced by the Canadian Minister of Finance prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their current form.  No assurance, however, can be given that the Tax Proposals will be enacted in the form proposed, or at all.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

The summary below is restricted to the case of a holder (a “Holder”) of one or more Common Shares who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless (i) the Holder held the common share as capital property used by the Holder carrying on a business in Canada, or the Holder or persons with whom the Holder did not deal at arm’s length or partnerships in which the Holder or a person with whom the Holder did not deal alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company; and (ii) if more than 50% of the fair market value of the shares is also derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties, timber resource properties and certain options, etc.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

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A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss  arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of the Common Shares, persons that hold the Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

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As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.”  For this purpose, “passive income” generally includes interest, dividends, rents, royalties, certain gains from the sale of commodities and certain other gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for the taxable year ending November 30, 2014, and, based on current business plans and financial expectations, the Company expects that it may be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

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If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC.  Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

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If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed above, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

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Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the PFIC rules discussed above, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

F.

Dividends and Paying Agents.

See Item 10.A, “Additional Information - Share Capital – Common Shares” for a description of the dividend rules and policies of the Company.

G.

Statement by Experts.

The Company’s Financial Statements as at and for the years ended November 30, 2014, 2013, 2012, and 2011 included in this Registration Statement have been audited by BDO Canada LLP, Chartered Accountants, an independent registered public accounting firm with a business address at 600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, as stated in their reports appearing in this Registration Statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

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David Cass, a Qualified Person as defined by NI 43-101, is responsible for ensuring that the technical information contained in this Registration Statement is an accurate summary of the original reports and data provided to or developed by the Company.

H.

Documents on Display.

The documents concerning the Company which are referred to in this Registration Statement may be inspected at the Company’s executive offices, located at Suite 650, 200 Burrard Street, Vancouver, BC V6C 3L6.

I.

Subsidiary Information.

Not applicable.

Item 11  -  Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Mexico, Peru, and Colombia. The Company monitors this exposure, but has no hedge positions.

As at November 30, 2014, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	Peruvian Soles	Mexican Pesos	U.S. Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 3,895	$ 2,987	$ 71,864
Taxes receivable	-	-	-
Other receivables	933	3,328	-
Accounts payable and accrued liabilities	(67,375)	(6,349)	(123,230)
	$ (62,547)	$ (34)	$ (51,366)

Based on the above net exposures at November 30, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $11,400 in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

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Item 12  -  Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13  -  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14  -  Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15  -  Controls and Procedures.

Not applicable.

Item 16  -  [Reserved].

Item 16.A  -  Audit Committee Financial Expert.

Not applicable.

Item 16.B  -  Code of Ethics.

Not applicable.

Item 16.C  -  Principal Accountant Fees and Services.

Not applicable.

Item 16.D  -  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16.E  -  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16.F  -  Changes in Registrant’s Certifying Accountant.

None.

Item 16.G  -  Corporate Governance.

Not applicable.

Item 16.H  -  Mine Safety Disclosure.

Not applicable.

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PART III

Item 17  -  Financial Statements.

Not applicable.

Item 18  -  Financial Statements.

The Company’s Financial Statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB, effective with the Company’s transition to IFRS on December 1, 2010.

The Financial Statements of the Company as required under Item 18 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Registration Statement.  The audit report of BDO is included with the Financial Statements.

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Item 19  -  Exhibits.

Financial Statements

The Financial Statements of the Company and exhibits listed below are filed with this Registration Statement.

Independent Auditor’s Report of BDO Canada LLP, Chartered Accountants dated February 24, 2015
Consolidated Statements of Financial Position as at November 30, 2014 and 2013
Consolidated Statements of Loss and Comprehensive Loss for the years ended November 30, 2014, 2013 and 2012
Consolidated Statements of Changes in Equity for the years ended November 30, 2014, 2013 and 2012
Consolidated Statements of Cash Flows for the years ended November 30, 2014, 2013 and 2012
Notes to the Consolidated Financial Statements for the year ended November 30, 2014
Independent Auditor’s Report of BDO Canada LLP, Chartered Accountants dated March 18, 2014

Exhibits

The following exhibits are attached to and form part of this Registration Statement:

Exhibit No.	Description
1.1 *	Certificate of Incorporation dated April 30, 1993, Certificate of Change of Name dated September 16, 1999, and Certificate of Change of Name dated May 16, 2002
1.2 *	Notice of Articles dated December 18, 2013
1.3 *	Articles dated effective June 28, 2004
4.1 *

Bayovar 12 Option Agreement dated January 7, 2014 among Agrifos Peru S.A.C., Juan Paulo Quay S.A.C. (“JPQ”), and the shareholders of JPQ, Trabajos Maritimos S.A. and Inca Terminals & Mining Inc. (English translation)

4.2

Bayovar 12 Purchase Agreements dated March 5, 2015 among Agrifos Peru S.A.C., Juan Paulo Quay S.A.C. (“JPQ”), and the shareholders of JPQ, Trabajos Maritimos S.A. and Inca Terminals & Mining Inc. (English translations)

4.3	Credit Agreement dated March 24, 2015 among Sprott Resource Lending Partnership, the Company, Focus (Cayman) Inc. and Agrifos International (Cayman) Inc.
4.4 *	Joint Venture Agreement dated October 22, 2014 between Minera Focus S.A.C. and Daewoo International Corporation
4.5	Services Agreement dated July 1, 2012 between Gold Group Management Inc. and the Company
4.6 *	Stock Option Plan dated November 27, 2013
8	List of Subsidiaries
15.1	Consent of BDO Canada LLP
15.2	Consent of David Cass

*  Previously filed.

F-1

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended November 30, 2014

(Expressed in Canadian Dollars)

F-2

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To the shareholders of Focus Ventures Ltd.

We have audited the accompanying consolidated financial statements of Focus Ventures Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at November 30, 2014 and 2013, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended November 30, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Focus Ventures Ltd. and its subsidiaries as at November 30, 2014 and 2013, and its financial performance and cash flows for each of the years in the three-year period ended November 30, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements, which indicates that the Company has not yet achieved profitable operations and has accumulated losses of $26,629,124 since inception. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, Canada

February 24, 2015

F-3

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

November 30, 2014 and 2013

(Expressed in Canadian Dollars)

	2014	2013

ASSETS

Current assets
Cash	$639,764	$1,310,019
Prepaid expenses and deposits (Note 10)	92,237	35,978
Taxes receivable (Note 3(m))	8,343	229,670
Other receivables	13,926	9,781
	754,270	1,585,448

Non-current assets
Long term deposits (Note 10)	61,000	61,000
Property and equipment (Note 5)	75,600	52,077
Exploration and evaluation assets (Note 6)	1,541,532	438,378
	1,678,132	551,455

TOTAL ASSETS	$2,432,402	$2,136,903

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$298,052	$254,104
Due to related parties (Note 10)	20,122	34,716
	318,174	288,820

Shareholders' equity
Share capital (Note 8)	26,274,705	21,389,620
Other equity reserve (Note 8)	2,468,647	1,972,818
Deficit	(26,629,124)	(21,514,355)
Total shareholders' equity	2,114,228	1,848,083

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,432,402	$2,136,903

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON FEBRUARY 24, 2015:

“David Cass”	, Director	“Mario Szotlender”	, Director
David Cass		Mario Szotlender

See accompanying notes to these consolidated financial statements

F-4

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended November 30, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	2014	2013	2012

EXPLORATION EXPENDITURES (Note 7)	$3,249,520	$2,183,285	$2,565,844

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	137,568	84,925	156,743
Amortization	17,978	23,574	17,485
Bank charges and interest	5,663	4,725	5,963
Consulting fees (Note 10)	3,942	13,955	8,194
Management fees (Note 10)	117,500	102,000	141,000
Office and miscellaneous (Note 10)	65,784	78,270	68,888
Regulatory and stock exchange fees	17,246	15,881	20,372
Rent and utilities (Note 10)	59,916	49,726	36,318
Salaries and benefits (Note 10)	224,725	129,728	124,662
Shareholder communication (Note 10)	124,943	88,258	97,559
Share-based payments (Note 9)	502,316	26,823	292,092
Travel and accommodation (Note 10)	159,246	60,779	123,309
	1,436,827	678,644	1,092,585

Loss before other items	(4,686,347)	(2,861,929)	(3,658,429)

OTHER ITEMS
Interest and other income	3,564	1,412	19,046
Gain on sale of exploration and evaluation assets (Note 6)	-	-	3,543,461
Gain (loss) on disposal of equipment	(386)	893	-
Foreign exchange loss	(32,239)	(5,832)	(40,986)
Write-off of receivables (Note 3(m))	(226,484)	(38,371)	-
Write-off of exploration and evaluation assets (Note 6)	(172,877)	(262,404)	-
	(428,422)	(304,302)	3,521,521

Net loss and comprehensive loss for the year	$(5,114,769)	$(3,166,231)	$(136,908)

Loss per share
- basic and diluted	($0.08)	($0.08)	($0.00)

Weighted average number of shares outstanding
- basic and diluted	64,595,292	40,182,403	36,973,919

See accompanying notes to these consolidated financial statements

F-5

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended November 30, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Deficit	Total
Balance, November 30, 2011	29,317,034	$17,405,791	$ 1,633,699	$(18,211,216)	$ 828,274
Loss for the year	-	-	-	(136,908)	(136,908)
Shares issued for private placements	10,787,000	2,555,550	-	-	2,555,550
Shares issued for finders' fees	8,940	1,341	-	-	1,341
Share issuance costs	-	(27,882)	5,463	-	(22,419)
Share-based payments	-	-	292,092	-	292,092
Balance, November 30, 2012	40,112,974	19,934,800	1,931,254	(18,348,124)	3,517,930
Loss for the year	-	-	-	(3,166,231)	(3,166,231)
Shares issued for private placements	12,500,000	1,500,000	-	-	1,500,000
Shares issued for finders' fees	170,800	20,496	-	-	20,496
Share issuance costs	-	(65,676)	14,741	-	(50,935)
Share-based payments	-	-	26,823	-	26,823
Balance, November 30, 2013	52,783,774	21,389,620	1,972,818	(21,514,355)	1,848,083
Loss for the year	-	-	-	(5,114,769)	(5,114,769)
Shares issued for private placements	5,700,000	1,254,000	-	-	1,254,000
Shares issued for finders' fees	21,000	4,620	-	-	4,620
Shares issued for warrant exercises	18,365,226	3,667,692	-	-	3,667,692
Transfer of other equity reserve on exercise of warrants	-	19,205	(19,205)	-	-
Share issuance costs	-	(60,432)	12,718	-	(47,714)
Share-based payments	-	-	502,316	-	502,316
Balance, November 30, 2014	76,870,000	$26,274,705	$ 2,468,647	$(26,629,124)	$ 2,114,228

See accompanying notes to these consolidated financial statements

F-6

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended November 30, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	2014	2013	2012

OPERATING ACTIVITIES
Net loss for the year	$(5,114,769)	$(3,166,231)	$(136,908)
Items not involving cash:
Amortization	17,978	23,574	17,485
Share-based payments	502,316	26,823	292,092
Gain on sale of exploration and evaluation assets	-	-	(3,543,461)
Gain (loss) on disposal of equipment	386	(893)	-
Write off of receivables	226,484	38,371	-
Write off of exploration and evaluation asset costs	172,877	262,404	-
	(4,194,728)	(2,815,952)	(3,370,792)

Changes in non-cash working capital items related to operations:
Taxes receivable	(5,157)	(106,468)	(107,849)
Prepaid expenses and deposits	(56,259)	22,886	(43,888)
Other receivables	(4,145)	27,179	(31,114)
Due to related parties	(14,594)	(12,263)	31,685
Accounts payable and accrued liabilities	43,948	63,344	(168,270)
Net cash used in operating activities	(4,230,935)	(2,821,274)	(3,690,228)

FINANCING ACTIVITIES
Proceeds from issuance of capital stock	4,921,692	1,500,000	2,555,550
Share issuance costs	(43,094)	(30,439)	(21,078)
Net cash provided by financing activities	4,878,598	1,469,561	2,534,472

INVESTING ACTIVITIES
Purchase of property and equipment	(42,453)	(9,173)	(49,055)
Proceeds from disposal of equipment	566	21,238	-
Proceeds from sale of mineral property rights	-	-	3,632,449
Exploration and evaluation asset acquisition costs	(1,276,031)	(230,586)	(342,540)
Net cash provided by (used in) investing activities	(1,317,918)	(218,521)	3,240,854

Increase (decrease) in cash	(670,255)	(1,570,234)	2,085,098

Cash, beginning of year	1,310,019	2,880,253	795,155

Cash, end of year	$639,764	$1,310,019	$2,880,253

Supplemental disclosure with respect to cash flows (Note 13)

See accompanying notes to these consolidated financial statements

F-7

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Focus Ventures Ltd. (the “Company”) was incorporated in British Columbia and its common shares are publicly traded on the TSX Venture Exchange (“TSX-V”).

The Company is domiciled in Vancouver, Canada and is engaged in the acquisition and exploration of mineral properties located primarily in Peru. The address of the Company’s corporate office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis.

The consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s, and its subsidiaries, functional currency.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Nature of Operations and Ability to Continue as a Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At November 30, 2014, the Company had not yet achieved profitable operations, has accumulated losses of $26,629,124 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

F-8

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity in which the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s principle subsidiaries at November 30, 2014 are as follows:

Name	Place of incorporation	Ownership %	Principal activity
Minera Focus, S.A.C.	Peru	100%	Exploration company
Agrifos Peru S.A.C.	Peru	100%	Exploration company
Minera Oro Pacific, S.A. de C.V.	Mexico	100%	Exploration company
Focus (Cayman) Inc.	Cayman Islands	100%	Holding company
Agrifos International (Cayman) Inc.	Cayman Islands	100%	Holding company

b)

Foreign Currency Translation

The functional and presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The Company has determined that the functional currency of its foreign subsidiaries is the Canadian dollar.

c)

Earning / Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share is the same for the periods presented.

For the year ended November 30, 2014, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 8,207,741 (2013: 22,717,273; 2012: 20,915,845) were not included in the computation of loss per share because their effect was anti-dilutive.

d)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value. As at November 30, 2014, the Company does not hold any cash equivalents.

F-9

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

e)

Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for those taxable temporary differences arising on the initial recognition of goodwill or on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset only to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

f)

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and Losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, that are recognized net within other income in profit or loss.

Amortization

Amortization is recognized in profit or loss and property and equipment is amortized over their estimated useful lives using the following methods:

Vehicles	5 year straight-line
Computer equipment	30% declining balance and 5 year straight-line
Furniture and equipment	20% declining balance and 10 year straight-line
Leasehold improvements	7 - 8 years straight-line

F-10

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

f)

Property, Equipment and Amortization – cont’d

Amortization – cont’d

Additions to equipment, which are subject to the declining balance method, are amortized at one-half rate during the year of acquisition.

g)

Exploration and Evaluation Assets and Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, at the earlier of the date the counterparty’s performance is complete or the share issuance date. Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment. Proceeds from the sale of minerals recovered during the exploration stage are recorded when title to the minerals passes, the proceeds are reasonably determinable and the collectability is assured.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the share issuance date. Property interests granted to others under an option agreement where payments to be made to the Company are at the sole discretion of the optionee, are recorded as recoveries against the acquisition costs at the time of receipt. Any excess recoveries are recorded as income when they are received.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will test the asset for impairment based upon a variety of factors, including current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

F-11

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

h)

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

i)

Provisions

Rehabilitation Provision

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reliable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

The company has determined that there are no rehabilitation provisions as at November 30, 2014 and 2013.

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

j)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Warrants issued by the Company typically accompany an issuance of shares in the Company (a “Unit”), and entitle the warrant holder to exercise the warrants for a stated price and a stated number of common shares in the Company.  The fair value of the Units components sold is measured using the residual value approach.

F-12

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

k)

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of loss and comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of loss and comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees or others providing similar services, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in other equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

F-13

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

l)

Financial Instruments

Financial Assets

Financial assets are classified into one of four categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, and available-for-sale financial assets. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for the relevant category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains or losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as when they are amortized.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise trade payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities

F-14

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

m)

Value Added Taxes

The Company incurred value added tax (VAT) in Peru, Mexico, and Canada. As the collection of VAT payments in Peru is uncertain, they have been expensed and included in Exploration Expenditures. For VAT in Mexico and Canada, an amount equal to the expected amount refundable has been recorded as Taxes Receivable.  During the current year, it was determined that there is uncertainty regarding the collection of the VAT in Mexico and as a result, a provision has been made to reduce the carrying value to $nil (2013: $224,934).

n)

Adoption of New and Amended IFRS Pronouncements

The mandatory adoption of the following new and revised accounting standards and interpretations on December 1, 2013 had no significant impact on the Company’s consolidated financial statements for the current or prior periods presented:

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The statement of comprehensive loss in these consolidated financial statements did not need to be amended to reflect the presentation requirements under the amended IAS 1.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

F-15

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – cont’d

o)

Standards, Amendments and Interpretations Not Yet Effective

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014. The adoption of the standard is not expected to have a material impact on the Company’s financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of the standard is not expected to have a material impact on the Company’s financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The standard is effective for annual periods beginning on or after January 1, 2014. The adoption of the standard is not expected to have a material impact on the Company’s financial statements.

F-16

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

b)

The carrying value of the investment in exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available; and

c)

The Company has taken steps to obtain a refund on the Mexican VAT receivable, but has determined in the current year that there is no carrying value associated with remaining VAT receivable balance due to uncertainty regarding the future collection.

The key estimates applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made;

b)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

F-17

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

5.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2012	$ 56,190	$ 30,029	$ 19,978	$ 19,060	$ 125,257
Additions	-	5,419	3,754	-	9,173
Disposals	(24,309)	(1,497)	-	-	(25,806)
Balance, November 30, 2013	31,881	33,951	23,732	19,060	108,624
Additions	28,181	-	14,272	-	42,453
Disposals	-	-	(952)	-	(952)
Balance, November 30, 2014	$ 60,062	$ 33,951	$ 37,052	$ 19,060	$ 150,125

Accumulated amortization
Balance, November 30, 2012	$ 16,610	$ 15,158	$ 4,746	$ 1,920	$ 38,434
Charge for the year	11,735	7,099	2,280	2,460	23,574
Recaptured	(5,461)	-	-	-	(5,461)
Balance, November 30, 2013	22,884	22,257	7,026	4,380	56,547
Charge for the year	7,265	4,953	3,300	2,460	17,978
Balance, November 30, 2014	$ 30,149	$ 27,210	$ 10,326	$ 6,840	$ 74,525

Carrying amounts
At November 30, 2013	$ 8,997	$ 11,694	$ 16,706	$ 14,680	$ 52,077
At November 30, 2014	$ 29,913	$ 6,741	$ 26,726	$ 12,220	$ 75,600

F-18

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs and option payments received on its mineral properties as at November 30, 2014:

	Peru
	Bayovar	Aurora	Other	Colombia	Mexico	Total
Balance, November 30, 2012	$ -	$ 125,169	$ 159,614	$ 49,570	$ 135,843	$ 470,196
Acquisition costs - cash	51,916	39,591	12,518	-	126,561	230,586
Write-off of exploration and evaluation assets	-	-	-	-	(262,404)	(262,404)
Balance, November 30, 2013	51,916	164,760	172,132	49,570	-	438,378
Acquisition costs - cash	1,041,068	194,332	40,631	-	-	1,276,031
Write-off of exploration and evaluation assets	-	-	(123,307)	(49,570)	-	(172,877)
Balance, November 30, 2014	$ 1,092,984	$ 359,092	$ 89,456	$ -	$ -	$1,541,532

Peru Properties

Bayovar 12 Phosphate Property

The Company signed a binding Letter of Intent in September 2013 and a formal Option Agreement in January 2014 with Trabajos Maritimos S.A. and Inca Terminals & Mining Inc. (together the “Shareholders”) and Juan Paulo Quay S.A.C. (“JPQ”) whereby the Company has been granted the option to acquire a 70% interest in JPQ which owns the Bayovar 12 phosphate mining concession located in Northern Peru, by:

a)

completing a positive pre-feasibility study within 48 months from February 26, 2014, being the date (the “Permit Date”) that the Company received an exploration permit from the Peruvian authorities;

b)

spending at least US$1 million on exploration and drilling of the property within 12 months of the Permit Date (spent); and

c)

paying to the Shareholders  a minimum of US$4 million and a maximum of US$7 million as follows:

i)

US$50,000 on signing of the Letter of Intent (paid);

ii)

US$200,000 on signing of the formal option agreement (paid);

iii)

US$750,000 no later than six months after the Permit Date (paid);

iv)

US$3,000,000 no later than the earlier of the option exercise or 12 months of the Permit Date;

iv)

If the option is exercised between 12 and 24 months of the Permit Date, US$1,000,000 no later than the earlier of the option exercise or 24 months of the Permit Date;

vi)

if the option is exercised between 24 and 36 months of the Permit Date,  US$1,000,000 no later than the earlier of the option exercise or 36 months of the Permit Date; and

vii)

if the option is exercised between 36 and 48 months of the Permit Date,  US$1,000,000 no later than the earlier of the option exercise or 48 months of the Permit Date.

If a positive pre-feasibility study is completed and the option is exercised prior to any of the time periods set forth above in v), vi) or vii) above, no additional cash payments will be due.  Following the option exercise, if the Shareholders decide to sell their 30% interest, the Company will have the first right of refusal to purchase such interest.

F-19

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – cont’d

Peru Properties – cont’d

Aurora Porphyry Copper-Molybdenum Property

In 2012, the Company made applications for six concessions located in central Peru known as the Aurora Property at a cost of $13,930, and pursuant to agreements signed in 2012 and amended in June 2014 and in February 2015, holds an option to acquire a 100% interest in a seventh concession by making cash payments to the optionor and underlying property owner totalling US$3,885,000 by July 2019. The Company has paid a total of US$300,000 in connection with these option agreements, of which US$110,000 was paid in 2012, US$140,000 was paid during the current year, and US$50,000 was paid subsequent to the current year end. If the Company exercises the option, it will grant a 2.0% net smelter return royalty to the property owner with a buyout right of 1% for US$1,000,000 and the first right of purchase for the remaining 1%.

Pursuant to another agreement signed in 2012 and amended in June 2014, the Company holds an option to acquire a 100% interest in an eighth concession by making cash payments to this property owner totalling US$1,040,000 by July 2019 of which US$40,000 was paid to the owner in a prior fiscal year and US$40,000 paid during the current year.

In October 2014, the Company signed a Joint Venture Agreement with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International can earn a 65% interest in the Aurora property. Under the terms of the agreement, the Company and Daewoo International will establish a joint venture company (“JVCo”) to develop and operate the Aurora Property. Upon issuance of a drill permit and associated approvals to commence the work, Daewoo International will acquire 49% of the shares of JVCo for a purchase price of US$3,000,000.  These funds will be used for an initial exploration program anticipated to include 10,000 metres of drilling.  Daewoo International has the option to earn up to a 65% interest in JVCo by making additional investments into JVCo, contingent on the results of further drilling.

Machay Phosphate Property

The Machay Property was originally comprised of thirty-three staked concessions located in central Peru. During the current year, the number of concessions was reduced to eight, of which all eight concessions have been granted.

Quebranta Phosphate Project

During the current year, the Quebranta Phosphate Project located in south Peru was reduced from 11,050 hectares to 1,700 hectares. In 2012, 10,600 hectares were acquired by staking for a cost of $44,620. In August 2012, the Company entered into an option agreement with a private Peruvian company whereby the Company could acquire 100% of an additional 450 hectares. To exercise the option, the Company was required to make cash payments over three years totalling US$200,000, of which US$70,000 had been paid pursuant to the agreement. In December 2014, subsequent to the current year end, the Company terminated the option agreement. As a result of the option termination and reduction in staked claims, acquisition costs totaling $117,823 were written off in the current year.

Katenwill Claims

During the 2011, the Company made applications for seven concessions located in southern Peru called the Katenwill claims. The claims were approved during 2012 and acquisition costs of $14,584 were recorded.

F-20

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – cont’d

Peru Properties – cont’d

Ninachay and Wawita Claims

During the 2012 fiscal year, the Company staked one concession located in southern Peru called the Ninachay claim and two concessions in central Peru called the Wawita claims. During the current year, the Ninachay and Wawita claims were allowed to lapse and acquisition costs totaling $5,484 were written-off.

Mantaro Phosphate Property

By an agreement signed in May 2013, and amended in September 2013, Stonegate Agricom Ltd. (“Stonegate”) granted to the Company the option to acquire a 70% interest in the Mantaro phosphate property located in the Central Peru Mining District, by investing a total of US$25 million over four years in exploration, including permitting and drilling, and including the completion of a feasibility study and an updated NI 43-101 resource calculation.

In order to keep the option in good standing, the Company had 90 days from the signing of the amended agreement to raise a minimum of $1 million (completed November 28, 2013), and by April 30, 2014 to complete metallurgical bench-scale test work of a bulk sample from the property.  Prior to commencing the test work, management of the Company decided in March 2014 that the expenditures required to complete the program were not in line with the Company’s current exploration plans.  Accordingly, the Company relinquished its option to acquire an interest in the property.

Colombia Properties

The Company had an option to acquire up to a 100% interest in the Luisa Maria phosphate property located in the Department of Boyaca, Colombia, as well as a strategic alliance agreement with the same property owner to potentially acquire additional phosphate concessions by way of application to the mining authority. In September 2014, the Company decided to relinquish its agreements to acquire property interests in Colombia.  As a result, the Company wrote-off $49,570 in acquisition costs during the current year.

Mexico Properties

El Reventon Silver Project

During the 2012 fiscal year, International Northair Mines Ltd. (“Northair”) granted the Company’s Mexican subsidiary, Minera Oro Pacific SA de CV (“MOPSA”), the option to acquire up to an 80% interest in the El Reventon Project. The project comprises 4,430 hectares and is located in the State of Durango, Mexico.

MOPSA could earn a 65% interest in the El Reventon Project by incurring US$2,000,000 in exploration expenditures over three years, including a firm commitment of US$250,000 that was fulfilled during 2012. MOPSA was also required to make cash payments to Northair totalling US$235,000 over two years (of which US$10,000 had been paid). During the 2013 fiscal year, MOPSA paid all underlying obligations of Northair by making a cash payment of US$105,000 which was recorded as an acquisition cost of $106,347. MOPSA could have earned an additional 15% interest by presenting a feasibility study of sufficient quality that would allow Northair to fund its share of the project, plus a cash payment of US$100,000 to Northair.

Effective September 5, 2013, MOPSA terminated its option to acquire an interest in the El Reventon Project, and as a result, the Company wrote-off $116,319 in acquisition costs during the 2013 fiscal year.

F-21

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – cont’d

Mexico Properties – cont’d

Santa Cruz Property

In September 2011, MOPSA signed an agreement to acquire an interest in the Santa Cruz Project located in the State of Durango, Mexico.  Under the terms of the agreement (the “Option Agreement”), MOPSA had the option to acquire an 80% interest in the property by defining 15Moz of Silver Equivalent resources in the Inferred Category within four years, and by paying the owner of the property within four years a total of US$20 million cash, of which a total of US$100,000 was paid as of November 30, 2013.

MOPSA also paid to the property owner monthly rent for the installations and infrastructure on the property, which payments totalled US$260,000 as of November 30, 2013.

The right to enter into the Option Agreement with the property owner was assigned to MOPSA by a private Mexico company (the “Assignor”) in consideration of cash payments to the Assignor of up to US$915,000, of which US$15,000 was been paid to November 30, 2013. The Company also issued to the Assignor warrants to purchase up to 3.0 million common shares of the Company, exercisable at a price of $0.30 per share for five years.

In May 2013, MOPSA terminated its option to acquire an interest in the Santa Cruz Property, and as a result, the warrants issued to the Assignor were cancelled and the Company wrote-off $146,085 in acquisition costs in the 2013 fiscal year.

Properties Sold

Minas Chanca Property, Peru

The Minas Chanca Property consisted of two concessions covering 1,200 hectares in central Peru owned by the Company and two concessions comprising an additional 1,000 hectares owned by Compañia de Minas Buenaventura (“Buenaventura”).

In 2010, the Company granted to Buenaventura the option to acquire a 75% interest in the Minas Chanca Property in consideration of Buenaventura completing 3,000 metres of drilling within 18 months, and making exploration expenditures on the property, or cash payments to the Company (at the discretion of Buenaventura), of US$3,000,000 within 3.5 years.

During the 2012 fiscal year, Buenaventura fulfilled its requirements to acquire the 75% interest in the Minas Chanca Property and had the right for 12 months thereafter to purchase the Company’s 25% participating interest by paying to the Company either US$4.00 per silver equivalent ounce of the mineral resources contained on the property as determined by a NI 43-101 compliant technical report, or the sum of US$4,000,000, whichever is greater. If Buenaventura acquired the Company’s 25% interest, the Company would have then been granted a 2.0% net smelter return royalty on future production from the property.

In May 2012, the Company sold its remaining 25% interest and the 2% royalty in the Minas Chanca project to Buenaventura for $2,530,837 (US$2.5 million). The Company’s acquisition costs for Minas Chanca totalling $11,168 were netted against the sale proceeds and the carrying cost of the property reduced to nil. Net proceeds for the sale totaled $2,519,669 and were recorded as a gain on sale of exploration and evaluation assets.

F-22

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – cont’d

Properties Sold – cont’d

Santo Domingo Property, Peru

In 2010, the Company staked four concessions located in southern Peru known as the Santo Domingo Property at a cost of $77,820. During the 2012 fiscal year, the Company acquired two additional concessions from a public company with common directors in exchange for a 1% net smelter return royalty. In May 2012, the Company sold its interest in the Santo Domingo property to Fresnillo plc for $1,101,612 (US$1.1 million). Acquisition costs totalling $77,820 were netted against the sale proceeds and the carrying cost of the property reduced to nil. Net proceeds for the sale totaled $1,023,792 and were recorded as a gain on sale of exploration and evaluation assets.

7.

EXPLORATION EXPENDITURES

During the year ended November 30, 2014, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru				Colombia	Mexico
2014	Aurora	Bayovar	Machay	General	Luisa Maria	General	Total
Assaying	$ -	$ 406,529	$ -	$ -	$ 4,679	$ -	$ 411,208
Communications	211	3,598	-	5,621	-	-	9,430
Community relations	6,405	64,679	-	-	-	-	71,084
Drilling	-	583,937	-	-	-	-	583,937
Geological and other consulting	69,305	617,293	-	89,788	-	12,340	788,726
Geological expenses	1,427	28,468	-	2,947	539	-	33,381
Legal and accounting	36,758	21,812	-	3,520	-	40,213	102,303
Licenses, rights and taxes	23,421	41,568	12,178	33,067	19,709	-	129,943
Office and administration	5,017	52,719	-	65,239	130	38,241	161,346
Salaries	17,426	279,973	-	160,307	1,495	11,976	471,177
Travel	32,415	115,653	-	71,445	5,565	6,499	231,577
Value added tax	-	-	-	255,408	-	-	255,408
	$ 192,385	$ 2,216,229	$ 12,178	$ 687,342	$ 32,117	$ 109,269	$ 3,249,520

F-23

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

7.

EXPLORATION EXPENDITURES – cont’d

During the year ended November 30, 2013, the Company incurred the following exploration expenditures which were expensed as incurred:

	Mexico			Peru				Colombia
2013	Santa Cruz	El Reventon	General	Aurora	Bayovar	Machay	General	Luisa Maria	Total
Assaying	$ 3,861	$ 41,164	$ -	$ 4,675	$ 678	$ -	$ 1,853	$ -	$ 52,231
Communications	-	-	-	2,994	191	10	4,207	-	7,402
Community relations	-	-	-	12,091	-	-	-	-	12,091
Drilling	-	135,413	-	-	-	-	-	-	135,413
Geophysics	-	-	-	10,096	-	-	-	-	10,096
Geological and other consulting	16,981	109,820	88,922	87,301	4,764	151	227,521	-	535,460
Geological expenses	145,864	88,076	-	2,144	823	-	1,360	-	238,267
Legal and accounting	-	-	75,579	2,921	19,640	-	12,591	-	110,731
Licenses, rights and taxes	-	13,299	-	2,068	-	23,938	25,921	19,000	84,226
Office and administration	70	-	27,890	5,006	55	9	47,255	-	80,285
Salaries	17,613	55,597	76,365	175,396	150	-	267,127	2,271	594,519
Travel	6,752	151,800	8,104	41,866	6,951	1,232	45,886	1,270	263,861
Value added tax	-	-	-	-	-	-	58,703	-	58,703
	$ 191,141	$ 595,169	$276,860	$346,558	$ 33,252	$ 25,340	$692,424	$ 22,541	$2,183,285

During the year ended November 30, 2012, the Company incurred the following exploration expenditures which were expensed as incurred:

	Mexico			Peru				Colombia
2012	Santa Cruz	El Reventon	General	Aurora	Santa Rosa	Machay	General	General	Total
Assaying	$ 174,532	$ 65,811	$ -	$ -	$ -	$ 213	$ 5,902	$ 11,374	$ 257,832
Communications	1,307	154	-	875	1,648	-	6,386	126	10,496
Community relations	23,648	-	-	12,111	14,707	-	-	-	50,466
Geophysics	-	-	-	42,082	-	-	-	-	42,082
Geological and other consulting	139,395	53,024	-	51,579	17,411	332	105,857	2,140	369,738
Geological expenses	317,316	80,832	-	10,663	128	79	8,179	1,276	418,473
Legal and accounting	19,679	12,159	63,715	6,969	1,922	3,938	35,673	-	144,055
Licenses, rights and taxes	137,576	-	-	-	7,568	51,703	43,442	-	240,289
Office and administration	8,202	-	20,687	1,700	89	1,276	51,235	1,291	84,480
Salaries	130,386	149,191	-	53,612	11,201	15	282,575	25,005	651,985
Travel	94,016	60,155	-	23,041	3,229	1,491	39,529	32,765	254,226
Value added tax	-	-	-	-	-	-	41,722	-	41,722
	$1,046,057	$421,326	$84,402	$202,632	$ 57,903	$ 59,047	$620,500	$ 73,977	$2,565,844

F-24

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Year ended November 30, 2014

On April 14, 2014, the Company closed a private placement of 5,700,000 units at $0.22 per unit for gross proceeds of $1,254,000. The sale proceeds were allocated all to share capital and none to warrants. The Company paid $34,923 cash, 21,000 units and 179,741 warrants as finders’ fees in connection with the financing.  Each unit consists of one common share and one-half of a share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.265. The 179,741 warrants issued as finders’ fees have the same terms as the unit warrants.  The fair value of the 21,000 finders’ fees units was $4,620, based on a value of $0.22 per unit as paid in the private placement, and recorded as share issuance costs. The fair value of the 179,741 finders’ fee warrants was $12,718 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 0.97%, dividend yield of 0%, volatility of 98% and expected life of one year. Other share issuance costs associated with this financing totalled $8,171.

During the current year, 18,365,226 share purchase warrants were exercised for gross proceeds of $3,667,692. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $19,205 from other equity reserve to share capital.

Year ended November 30, 2013

On November 28, 2013, the Company closed a private placement of 12,500,000 units at $0.12 per unit for gross proceeds of $1,500,000. The sale proceeds were allocated all to share capital and none to warrants. The Company paid $17,500 cash, 170,800 units and 316,633 warrants as finders’ fees in connection with the financing.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.20. The 316,633 warrants issued as finders’ fees are exercisable for two years at a price of $0.16 per share.  The fair value of the 170,800 finders’ fees units was $20,496, based on a value of $0.12 per unit as paid in the private placement, and recorded as share issuance costs. The fair value of the 316,633 finders’ fee warrants was $14,741 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.09%, dividend yield of 0%, volatility of 87% and expected life of two years. Other share issuance costs associated with this financing totalled $12,939.

Year ended November 30, 2012

On June 5, 2012, the Company closed a private placement of 3,750,000 common shares at a price of $0.40 per share with Buenaventura, for gross proceeds of $1.5 million. Upon closing of the private placement, Buenaventura owned 9.35% of the outstanding common shares of the Company. Share issuance costs associated with this private placement totaled $8,250.

F-25

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL AND RESERVES – cont’d

Year ended November 30, 2012 – cont’d

On February 1, 2012, the Company closed a private placement of 7,037,000 units at $0.15 per unit for gross proceeds of $1,055,550. The sale proceeds were allocated all to share capital and none to warrants. The Company paid $5,994 cash, 8,940 units and 48,900 warrants as finders’ fees in connection with the financing.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.20. The 48,900 warrants issued as finders’ fees have the same terms as the private placement warrants. The fair value of the 8,940 finders’ fees units was $1,341, based on a value of $0.15 per unit as paid in the private placement,  and recorded as share issuance costs. The fair value of the 48,900 finders’ fee warrants was $5,463 and was recorded as share issuance costs and an offset to other equity reserve. The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 0.98%, dividend yield of 0%, volatility of 68% and expected life of two years. Other share issuance costs associated with this financing totalled $6,834.

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from November 30, 2011 to November 30, 2014:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2011	10,626,005	$0.56
Issued	7,094,840	$0.20
Balance, November 30, 2012	17,720,845	$0.42
Issued	12,987,433	$0.20
Cancelled	(3,000,000)	$0.30
Expired	(7,626,005)	$0.67
Balance, November 30, 2013	20,082,273	$0.20
Issued	3,040,241	$0.27
Exercised	(18,365,226)	$0.20
Expired	(1,829,547)	$0.20
Balance, November 30, 2014	2,927,741	$0.27

As at November 30, 2014, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 10, 2015	2,927,741	$0.265

(c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s statement of financial position include ‘Other equity reserve’, and ‘Deficit’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

F-26

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

9.

SHARE-BASED PAYMENTS

Option Plan Details

The Company has a stock option plan that has been ratified and approved by the shareholders of the Company in December 2014 (the “Plan”). The Plan allows the Board of Directors to grant incentive stock options to the Company’s officers, directors, employees and consultants. The exercise price of stock options granted is determined by the Board of Directors at the time of the grant in accordance with the terms of the Plan and the policies of the TSX-V. Options vest on the date of granting unless stated otherwise. Options granted to investor relations consultants vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the year ended November 30, 2014:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jun 5, 2014	Jun 4, 2016	$0.26	-	200,000	-	-	200,000	50,000
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	-	25,000	25,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,380,000	-	-	-	1,380,000	1,380,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	-	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	-	250,000	250,000
Dec 18, 2013	Dec 17, 2023	$0.22	-	2,360,000	-	-	2,360,000	2,360,000
Jan 15, 2014	Jan 14, 2024	$0.22	-	45,000	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	-	40,000	-	-	40,000	40,000
			2,635,000	2,645,000	-	-	5,280,000	5,130,000
Weighted average exercise price			$0.21	$0.22	-	-	$0.22	$0.21

The following is a summary of changes in options for the year ended November 30, 2013:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jan 15, 2009	Jan 14, 2019	$0.19	740,000	-	-	(20,000)	720,000	720,000
Nov 9, 2009	Nov 8, 2019	$0.90	75,000	-	-	(75,000)	-	-
Jun 29, 2011	Jun 28, 2021	$0.30	125,000	-	-	(50,000)	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	55,000	-	-	(30,000)	25,000	25,000
Jan 17, 2012	Jan 16, 2022	$0.30	200,000	-	-	(200,000)	-	-
Mar 30, 2012	Mar 29, 2022	$0.30	300,000	-	-	(300,000)	-	-
Jun 20, 2012	Jun 19, 2022	$0.21	1,475,000	-	-	(95,000)	1,380,000	1,380,000
Jul 11, 2012	Jul 10, 2022	$0.21	225,000	-	-	(40,000)	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	-	250,000	-	-	250,000	250,000
			3,195,000	250,000	-	(810,000)	2,635,000	2,635,000
Weighted average exercise price			$0.24	$0.22	-	$0.34	$0.21	$0.21

F-27

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

9.

SHARE-BASED PAYMENTS – cont’d

The following is a summary of changes in options for the year ended November 30, 2012:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jan 15, 2009	Jan 14, 2019	$0.19	740,000	-	-	-	740,000	740,000
Sep 25, 2009	Sep 24, 2019	$0.71	100,000	-	-	(100,000)	-	-
Nov 9, 2009	Nov 8, 2019	$0.90	1,300,000	-	-	(1,225,000)	75,000	75,000
Feb 9, 2010	Feb 8, 2020	$0.94	25,000	-	-	(25,000)	-	-
Jun 29, 2011	Jun 28, 2021	$0.30	205,000	-	-	(80,000)	125,000	125,000
Jan 17, 2012	Jan 16, 2022	$0.25	-	55,000	-	-	55,000	55,000
Jan 17, 2012	Jan 16, 2022	$0.30	-	200,000	-	-	200,000	200,000
Mar 30, 2012	Mar 29, 2022	$0.30	-	300,000	-	-	300,000	300,000
Jun 20, 2012	Jun 19, 2022	$0.21	-	1,475,000	-	-	1,475,000	1,475,000
Jul 11, 2012	Jul 10, 2022	$0.21	-	225,000	-	-	225,000	225,000
			2,370,000	2,255,000	-	(1,430,000)	3,195,000	3,195,000
Weighted average exercise price			$0.62	$0.23	-	$0.85	$0.24	$0.24

Fair Value of Options Issued During the Year

The weighted average fair value at grant date of options granted during the year ended November 30, 2014 was $0.19 per option (2013: $0.21 per option; 2012: $0.13 per option).

The weighted average remaining contractual life of the options outstanding at November 30, 2014 is 7.56 years (2013: 7.63 years; 2012: 8.61 years).

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services.  If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

F-28

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

9.

SHARE-BASED PAYMENTS – cont’d

The model inputs for options granted during the years ended November 30, 2014, 2013 and 2012 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
Jan 17, 2012	Jan 16, 2022	$0.20	$0.25	1.26%	5 years	85%	0%
Jan 17, 2012	Jan 16, 2022	$0.20	$0.30	1.26%	5 years	85%	0%
Mar 30, 2012	Mar 29, 2022	$0.21	$0.30	1.57%	5 years	83%	0%
Jun 20, 2012	Jun 19, 2022	$0.20	$0.21	1.29%	5 years	85%	0%
Jul 11, 2012	Jul 10, 2022	$0.19	$0.21	1.20%	5 years	86%	0%
Dec 3, 2012	Dec 2, 2022	$0.17	$0.22	1.28%	5 years	86%	0%
Dec 18, 2013	Dec 17, 2023	$0.22	$0.22	2.68%	10 years	99%	0%
Jan 15, 2014	Jan 14, 2024	$0.21	$0.22	2.57%	10 years	99%	0%
Jun 5, 2014	Jun 4, 2016	$0.26	$0.26	1.05%	2 years	79%	0%
Jun 5, 2014	Jun 4, 2024	$0.26	$0.26	2.36%	10 years	99%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based payments expense were $502,316 (2013: $26,823; 2012: $292,092).

As of November 30, 2014 there were $4,075 in unrecognized compensation cost related to unvested share-based payment awards (November 30, 2013: $Nil; November 30, 2012: $Nil).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the years ended November 30, 2014, 2013 and 2012.

F-29

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended November 30, 2014 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel and administrative costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the years ended November 30, 2014, 2013 and 2012, in addition to related party transactions disclosed elsewhere in the consolidated financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	2014	2013	2012
Consulting fees	$ -	$ 2,000	$ -
Office and miscellaneous	42,229	37,643	18,113
Regulatory and stock exchange fees	3,112	3,904	-
Rent and utilities	59,916	49,726	15,363
Salaries and benefits	120,660	124,938	44,170
Shareholder communication	14,182	28,374	12,335
Travel and accommodation	26,781	21,364	9,723
	$ 266,880	$ 267,949	$ 99,704

Effective July 1, 2012, Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

The Company reimbursed Radius, a company with common directors and officers, for shared administration, exploration, and capital costs consisting of the following:

	2014	2013	2012
Office and miscellaneous	$ 1,527	$ -	$ 32,886
Regulatory and stock exchange fees	-	-	6,959
Rent and utilities	-	-	20,955
Salaries and benefits	-	-	64,954
Shareholder communication	-	-	28,088
Travel and accommodation	-	-	22,677
Exploration expenditures	-	31,308	653
Capital expenditures	-	-	19,060
	$ 1,527	$ 31,308	$ 196,232

Salary and benefits include those for the Chief Financial Officer and Corporate Secretary. The cost-sharing arrangement with Radius for most administrative requirements terminated effective June 30, 2012.

F-30

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

10.

RELATED PARTY TRANSACTIONS – cont’d

During the year ended November 30, 2014, the Company was reimbursed by Medgold, a company with common directors and officers, a total of $18,547 for shared personnel and administrative costs (2013: $Nil; 2012: $Nil).

Prepaid expenses and deposits as of November 30, 2014 include an amount of $808 (November 30, 2013: $170) paid to Gold Group.

Long term deposits as of November 30, 2014 consists of $61,000 (November 30, 2013: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of November 30, 2014 consist of $20,122 (November 30, 2013: $26,926) owing to Gold Group and $Nil (November 30, 2013: $7,790) owing to Radius. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period. The amount owing to Radius was unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2014	2013	2012
Management fees	$ 117,500	$ 102,000	$ 141,000
Geological fees	144,000	144,000	70,000
Salaries and benefits	120,332	25,907	22,552
Share-based payments	311,201	-	114,687
	$ 693,033	$ 271,907	$ 348,239

Share-based payments made to directors not specified as key management personnel during the year ended November 30, 2014 was $9,879 (2013: $Nil; 2012: $6,629).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the years ended November 30, 2014, 2013 and 2012.

F-31

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

11.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	November 30, 2014	November 30, 2013	November 30, 2012
Loss before income taxes	$ (5,114,769)	$ (3,166,231)	$ (136,908)

Tax charge/(recovery) based on the statutory rate of 26.00% (2013: 25.67%; 2012: 25.13%)	(1,330,000)	(813,000)	(34,000)
Different tax rates in other jurisdictions	(126,000)	(94,000)	81,000
Non-deductible expenses	410,000	140,000	235,000
Effect of reduction in statutory rate	-	(83,000)	18,000
Share issue costs and other	16,000	(12,000)	(6,000)
Change in estimate	-	135,000	43,000
Impact of foreign exchange as a result of a difference in functional currency	(100,000)	7,000	(35,000)
Changes in unrecognized deferred tax assets	1,130,000	720,000	(302,000)
Total income tax expense / (recovery)	$ -	$ -	$ -

Effective December 1, 2013, the British Columbia provincial tax rate and the Canadian Federal corporate tax rate remained at 11% and 15% respectively.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2014 taxation year for the Cayman Islands, 30.0% for Mexico, 30.0% for Peru and 25.0% for Panama.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	November 30, 2014	November 30, 2013
Loss carry forwards	$ 1,426,000	$ 1,191,000
Capital losses	553,000	552,000
Un-deducted financing costs	20,000	14,000
Capital assets and other	27,000	8,000
Exploration and evaluation assets	2,271,000	1,402,000
Unrecognized deferred tax assets	(4,297,000)	(3,167,000)
Deferred tax assets	$ -	$ -

F-32

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

11.

INCOME TAXES – cont’d

As at November 30, 2014, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2015	$ 117,000
2026	84,000
2027	63,000
2028	77,000
2029	545,000
2030	697,000
2031	655,000
2032	881,000
2033	730,000
2034	1,101,000
Total	$ 4,950,000

F-33

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

12.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Mexico, Peru, and Colombia.

Details of identifiable assets by geographic segments are as follows:

Year ended November 30, 2014	Canada	Peru	Mexico	Colombia	Consolidated
Exploration expenditures	$ -	$ 3,108,134	$ 109,269	$ 32,117	$ 3,249,520
Exploration and evaluation assets written off	-	123,307	-	49,570	172,877
Amortization	4,503	10,652	2,823	-	17,978
Interest and other income	3,564	-	-	-	3,564
Net loss	(974,115)	(3,653,641)	(405,326)	(81,687)	(5,114,769)
Capital expenditures*	-	1,318,484	-	-	1,318,484

Year ended November 30, 2013	Canada	Peru	Mexico	Colombia	Consolidated
Exploration expenditures	$ -	$ 1,097,574	$ 1,063,170	$ 22,541	$ 2,183,285
Exploration and evaluation assets written off	-	-	262,404	-	262,404
Amortization	5,363	10,677	7,534	-	23,574
Interest and other income	1,412	-	-	-	1,412
Net loss	(368,941)	(1,331,004)	(1,443,745)	(22,541)	(3,166,231)
Capital expenditures*	-	104,819	134,940	-	239,759

Year ended November 30, 2012	Canada	Peru	Mexico	Colombia	Consolidated
Exploration expenditures	$ -	$ 940,082	$ 1,551,785	$ 73,977	$ 2,565,844
Amortization	5,665	10,655	1,165	-	17,485
Interest and other income	12,373	6,673	-	-	19,046
Gain on sale of exploration and evaluation assets	-	3,543,461	-	-	3,543,461
Net profit (loss)	(1,182,018)	2,676,729	(1,557,642)	(73,977)	(136,908)
Capital expenditures*	20,840	214,803	106,382	49,570	391,595

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

F-34

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

12.

SEGMENTED INFORMATION – cont’d

As at November 30, 2014	Canada	Peru	Mexico	Colombia	Consolidated
Total current assets	$ 650,004	$ 88,006	$ 16,260	$ -	$ 754,270
Total non-current assets	78,139	1,595,336	4,657	-	1,678,132
Total assets	$ 728,143	$ 1,683,342	$ 20,917	$ -	$ 2,432,402
Total liabilities	$ 244,450	$ 67,375	$ 6,349	$ -	$ 318,174

As at November 30, 2013	Canada	Peru	Mexico	Colombia	Consolidated
Total current assets	$ 1,306,108	$ 42,281	$ 237,059	$ -	$ 1,585,448
Total non-current assets	82,642	410,812	8,431	49,570	551,455
Total assets	$ 1,388,750	$ 453,093	$ 245,490	$ 49,570	$ 2,136,903
Total liabilities	$ 155,597	$ 57,498	$ 75,725	$ -	$ 288,820

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the years ended November 30, 2014, 2013 and 2012, no cash was paid for interest or income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended November 30, 2014, the Company completed the following non-cash transactions:

a)

Issued 21,000 units, consisting of 21,000 common shares and 10,500 share purchase warrants at $0.22 per unit, with a value of $4,620 for private placement finders’ fees; and

b)

Issued 179,741 share purchase warrants with a value of $12,718 for private placement finders’ fees.

During the year ended November 30, 2013, the Company completed the following non-cash transactions:

a)

Issued 170,800 units, consisting of 170,800 common shares and 170,800 share purchase warrants at $0.12 per unit, with a value of $20,496 for private placement finders’ fees; and

b)

Issued 316,633 share purchase warrants with a value of $14,741 for private placement finders’ fees.

During the year ended November 30, 2012, the Company completed the following non-cash transactions:

a)

Issued 8,940 units, consisting of 8,940 common shares and 8,940 share purchase warrants at $0.20 per unit, with a value of $1,341 for private placement finders’ fees; and

b)

Issued 48,900 share purchase warrants with a value of $5,463 for private placement finders’ fees.

F-35

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk;

•

Credit Risk; and

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at November 30, 2014, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Mexico, Peru, and Colombia. The Company monitors this exposure, but has no hedge positions.

As at November 30, 2014, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	2014			2013
	Peruvian Soles	Mexican Pesos	US Dollars	Peru Soles	Mexican Pesos	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 3,895	$ 2,987	$ 71,864	$ 4,059	$ 2,940	$ 24,320
Taxes receivable	-	-	-	-	224,938	-
Other receivables	933	3,328	-	6,393	162	-
Accounts payable and accrued liabilities	(67,375)	(6,349)	(123,230)	(57,498)	(75,725)	(64,331)
	$ (62,547)	$ (34)	$ (51,366)	$ (47,046)	$ 152,315	$ (40,011)

F-36

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Foreign Currency Risk – cont’d

Based on the above net exposures at November 30, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $11,400 (2013: 6,500) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At November 30, 2014, the Company had working capital of $436,096 (November 30, 2013: $1,296,628) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, receivables, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

F-37

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended November 30, 2014

(Expressed in Canadian Dollars)

15.

CAPITAL MANAGEMENT

The Company monitors its cash, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended November 30, 2014.  The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company is not subject to externally imposed capital requirements. The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs and fund its proposed exploration programs through the next twelve months. As such, the Company will need to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property acquisition and exploration activity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

16.

CONTINGENCY

During the year ended November 30, 2013, a claim was filed in the Mexican court alleging a breach of contract regarding the Santa Cruz property located in Mexico and seeking compensation of $138,060. Management believed the claim was without merit and disputed the claim. During the year ended November 30, 2014, the Company and the Santa Cruz property owner reached a settlement whereby a total of $33,672 (400,000 Mexican pesos) was paid to the property owner and the claim withdrawn. There was no provision made during the previous fiscal year so the entire settlement amount of $33,672 was charged to operations during the current year.

F-38

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Date: April 10, 2015	FOCUS VENTURES LTD.

	By:	/s/ “Simon Ridgway”
Name: Simon Ridgway
Title: Chief Executive Officer